UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6‑K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a‑16 OR 15d‑16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

Report on Form 6‑K dated November 2, 2020

Commission File Number:  1‑13546

STMicroelectronics N.V.
(Name of Registrant)

WTC Schiphol Airport
Schiphol Boulevard 265
1118 BH Schiphol Airport
The Netherlands
(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20‑F or Form 40‑F:

Form 20‑F ☒Form 40‑F ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1):

Yes ☐No ☒

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7):

Yes ☐No ☒

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3‑2(b) under the Securities Exchange Act of 1934:

Yes ☐No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3‑2(b):  82‑ __________

Enclosure:  STMicroelectronics N.V.’s Third Quarter and Nine Months ended September 26, 2020:

•	Operating and Financial Review and Prospects;
•

Unaudited Interim Consolidated Statements of Income, Statements of Comprehensive Income, Balance Sheets, Statements of Cash Flow, and Statements of Equity and related Notes for the three and nine months ended September 26, 2020; and

•	Certifications pursuant to Sections 302 (Exhibits 12.1 and 12.2) and 906 (Exhibit 13.1) of the Sarbanes‑Oxley Act of 2002, submitted to the Commission on a voluntary basis.

OPERATING AND FINANCIAL REVIEW AND PROSPECTS

Overview

The following discussion should be read in conjunction with our Unaudited Interim Consolidated Statements of Income, Statements of Comprehensive Income, Balance Sheets, Statements of Cash Flows and Statements of Equity for the three and nine months ended September 26, 2020 and Notes thereto included elsewhere in this Form 6‑K, and our annual report on Form 20‑F for the year ended December 31, 2019 as filed with the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) on February 26, 2020 (the “Form 20‑F”). The following discussion contains statements of future expectations and other forward‑looking statements within the meaning of Section 27A of the Securities Act of 1933, or Section 21E of the Securities Exchange Act of 1934, each as amended, particularly in the sections “Business Overview” and “Liquidity and Capital Resources—Financial Outlook: Capital Investment”. Our actual results may differ significantly from those projected in the forward‑looking statements. For a discussion of factors that might cause future actual results to differ materially from our recent results or those projected in the forward‑looking statements in addition to the factors set forth below, see “Cautionary Note Regarding Forward‑Looking Statements” and “Item 3. Key Information—Risk Factors” included in the Form 20‑F. We assume no obligation to update the forward‑looking statements or such risk factors.

Our Management’s Discussion and Analysis of Financial Position and Results of Operations (“MD&A”) is provided in addition to the accompanying unaudited interim consolidated financial statements (“Consolidated Financial Statements”) and notes to assist readers in understanding our results of operations, financial condition and cash flows. Our MD&A is organized as follows:

•	Critical Accounting Policies using Significant Estimates.
•

Business Overview, a discussion of our business and overall analysis of financial and other relevant highlights of the three and nine months ended September 26, 2020 designed to provide context for the other sections of the MD&A, including our expectations for selected financial items for the fourth quarter of 2020.

•	Other Developments.
•	Results of Operations, containing a year-over-year and sequential analysis of our financial results for the three and nine months ended September 26, 2020, as well as segment information.
•	Legal Proceedings.
•	Discussion of the impact of changes in exchange rates, interest rates and equity prices on our activity and financial results.
•	Liquidity and Capital Resources, presenting an analysis of changes in our balance sheets and cash flows, and discussing our financial condition and potential sources of liquidity.
•	Impact of Recently Issued U.S. Accounting Standards.
•	Backlog and Customers, discussing the level of backlog and sales to our key customers.
•	Disclosure Controls and Procedures.
•	Cautionary Note Regarding Forward-Looking Statements.

At STMicroelectronics N.V. (“ST” or the “Company”), we are 46,000 creators and makers of semiconductor technologies mastering the semiconductor supply chain with state-of-the-art manufacturing facilities. An independent device manufacturer, we work with our 100,000 customers and thousands of partners to design and build products, solutions, and ecosystems that address their challenges and opportunities, and the need to support a more sustainable world. Our technologies enable smarter mobility, more efficient power and energy management, and the wide-scale deployment of the Internet of Things and 5G technology.

Critical Accounting Policies Using Significant Estimates

There were no material changes in the first nine months of 2020 to the information provided under the heading “Critical Accounting Policies Using Significant Estimates” included in our Form 20-F for the year ended December 31, 2019.

Fiscal Year

Under Article 35 of our Articles of Association, our fiscal year extends from January 1 to December 31. The first quarter of 2020 ended on March 28, the second quarter ended on June 27 and the third quarter ended on September 26. The fourth quarter will end on December 31, 2020. Based on our fiscal calendar, the distribution of our revenues and expenses by quarter may be unbalanced due to a different number of days in the various quarters of the fiscal year and can also differ from equivalent prior years’ periods, as illustrated in the below table for the years 2019 and 2020.

	Q1	Q2	Q3	Q4
	Days
2019	89	91	91	94
2020	88	91	91	96

Business Overview

Our results of operations for each period were as follows:

	Three Months Ended			% Variation
	September 26, 2020	June 27, 2020	September 28, 2019	Sequential	Year Over Year
	(In millions, except per share amounts)
Net revenues	$2,666	$2,087	$2,553	27.8%	4.4%
Gross profit	959	730	967	31.5	(0.8)
Gross margin as percentage of net revenues	36.0%	35.0%	37.9%	100 bps	-190 bps
Operating income	329	106	336	208.8	(2.0)
Operating margin	12.3%	5.1%	13.1%	720 bps	-80 bps
Net income attributable to parent company	242	90	302	169.1	(19.6)
Earnings per share (Diluted)	$0.26	$0.10	$0.34	160.0%	(23.5)%

The total available market is defined as the “TAM”, while the serviceable available market, the “SAM”, is defined as the market for products sold by us (which consists of the TAM and excludes major devices such as Microprocessors (MPUs), Dynamic random-access memories (DRAMs), optoelectronics devices, Flash Memories and the Wireless Application Specific market products such as Baseband and Application Processor).

Based on the data published by World Semiconductor Trade Statistics (WSTS), semiconductor industry revenues in the third quarter of 2020 increased sequentially by approximately 11% for the TAM and 15% for the SAM to reach approximately $114 billion and $53 billion, respectively. On a year-over-year basis, the TAM increased by approximately 6% and the SAM increased by approximately 2%.

Our third quarter 2020 net revenues amounted to $2,666 million, increasing sequentially by 27.8%, about 690 basis points above the high end of our released guidance. This revenue performance was due to significantly better than expected market conditions throughout the quarter. Demand for Automotive products, our engaged customer programs in Personal Electronics, as well as Microcontrollers, were the main factors that contributed to this result. On a sequential basis, Automotive and Discrete Group (ADG) revenues increased 17.1%, reflecting strong demand recovery in Automotive. Analog, MEMS and Sensors Group (AMS) revenues increased 59.8%, reflecting significant growth in all sub-groups, particularly in Imaging. Microcontrollers and Digital ICs Group (MDG) revenues increased 11.2%, mainly driven by Microcontrollers.

On a year-over-year basis, third quarter net revenues increased 4.4%. ADG revenues decreased 4.9% mainly due to lower revenues in Automotive. AMS revenues increased 3.0% and MDG revenues increased 18.6% on higher sales of both Microcontrollers and RF Communication (former “Digital” sub-group).

Our revenue performance was above the performance of the SAM on a sequential and year-over-year basis.

Our effective average exchange rate for the third quarter of 2020 was $1.13 for €1.00, compared to $1.10 in the second quarter of 2020 and $1.14 for €1.00 in the third quarter of 2019. For a more detailed discussion of our hedging arrangements and the impact of fluctuations in exchange rates, see “Impact of Changes in Exchange Rates”.

Our third quarter of 2020 gross profit was $959 million and gross margin was 36.0%, in line with the mid-point of our guidance. Unused capacity charges were $38 million in the third quarter, impacting our gross margin by 140 basis points. On a sequential basis, gross margin increased 100 basis points, mainly due to lower unloading charges, partially offset by sales price pressure. Gross margin decreased 190 basis points year-over-year, mainly driven by sales price pressure and higher unloading charges, partially offset by favorable product mix.

Our aggregated selling, general & administrative (SG&A) and research & development (R&D) costs amounted to $652 million, compared to $632 million and $629 million in the prior and year-ago quarters, respectively. The sequential increase was mainly due to higher labor costs, increased cost of our share-based compensation plans and unfavorable currency effects, net of hedging. On a year-over-year basis, operating expenses increased due to higher labor costs, increased cost of our share-based compensation plans and increased activity on R&D programs, partially compensated by lower discretionary spending.

Other income and expenses, net, amounted to $24 million income, increasing by $12 million sequentially, mainly due to lower non-recurring expenses associated with the COVID-19 pandemic. On a year-over-year basis, other income and expenses, net increased by $26 million, mainly due to higher level of R&D funding and lower start-up and phase-out costs.

In the third quarter of 2020, our operating income was $329 million, equivalent to 12.3% of net revenues, compared to $106 million in the previous quarter (5.1% of net revenues), and to $336 million (13.1% of net revenues) in the year-ago quarter. On a sequential basis, our operating income was positively impacted by a combination of higher revenues and lower level of unloading charges. On a year-over-year basis, despite higher level of revenues, our operating income decreased by $7 million, mainly due to absence of improvement of gross profit impacted by higher level of unloading charges.

In the third quarter of 2020, our net cash from operating activities was $385 million after $33 million of accreted interest paid to settle Tranche A of the senior unsecured convertible bonds issued on July 3, 2017, almost covering our net payment for purchase of tangible and intangible assets of $335 million and our net payment for business combinations of $76 million, resulting in a negative free cash flow (non-U.S. GAAP measure) of $25 million. Our net cash and cash equivalents increased $914 million, including $928 million from financing activities, mainly composed of $1.57 billion net proceeds from the issuance of convertible bonds, the early repayment of Tranche A of our senior unsecured convertible bonds issued on July 3, 2017, initially due 2022, for $576 million and $38 million of cash dividends paid to stockholders.

Looking at the fourth quarter, we expect a revenue growth of approximately 12.0% sequentially, plus or minus 350 basis points. All product groups are expected to grow, except the RF Communications sub-group. Gross margin is expected to be approximately 38.5%, plus or minus 200 basis points, including about 70 basis points of unsaturation charges.

This outlook is based on an assumed effective currency exchange rate of approximately $1.15 = €1.00 for the 2020 fourth quarter and includes the impact of existing hedging contracts. The fourth quarter will close on December 31, 2020.

These are forward-looking statements that are subject to known and unknown risks and uncertainties that could cause actual results to differ materially; in particular, refer to those known risks and uncertainties described in

“Cautionary Note Regarding Forward-Looking Statements” and Item 3. “Key Information — Risk Factors” in our Form 20-F as may be updated from time to time in our SEC filings.

Other Developments

On October 1, 2020, we announced our third quarter 2020 preliminary revenues.

On September 23, 2020, our Supervisory Board decided to maintain the distribution of a cash dividend of $0.168 per outstanding share of our common stock, as approved by the Annual General Meeting of Shareholders on June 17, 2020.

On August 19, we published our IFRS 2020 Semi Annual Accounts for the six-month period ended June 27, 2020 on our website and filed them with the Netherlands Authority for the Financial Markets (Autoriteit Financiële Markten).

Results of Operations

Segment Information

We design, develop, manufacture and market a broad range of products, including discrete and standard commodity components, application-specific integrated circuits, full‑custom devices and semi-custom devices and application-specific standard products for analog, digital and mixed-signal applications. In addition, we further participate in the manufacturing value chain of Smartcard products, which includes the production and sale of both silicon chips and Smartcards.

Our reportable segments are as follows:

•	Automotive and Discrete Group (ADG), comprised of dedicated automotive ICs (both digital and analog), and discrete and power transistor products for all market segments.
•

Analog, MEMS and Sensors Group (AMS), comprised of low-power high-end analog ICs (both custom and general purpose) for all markets, smart power products for Industrial, Computer and personal electronics markets, Touch Screen Controllers, Low Power Connectivity solutions (both wireline and wireless) for IoT, power conversion products, metering solutions for Smart Grid, specialized imaging sensors and modules, and all MEMS products for sensors or Actuators.

•

Microcontrollers and Digital ICs Group (MDG), comprised of general purpose and secure microcontrollers, EEPROM memories, Digital ASICs, Aerospace and Defense products including components for microwave and millimeter wave.

For the computation of the segments’ internal financial measurements, we use certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, selling, general and administrative expenses and a part of research and development expenses. In compliance with our internal policies, certain costs are not allocated to the segments, but reported in “Others”. Those include impairment, restructuring charges and other related closure costs, management reorganization expenses, unused capacity charges, including reduced manufacturing activity due to COVID-19, phase-out and start-up costs of certain manufacturing facilities, certain one-time corporate items, strategic and special research and development programs or other corporate-sponsored initiatives, including certain corporate-level operating expenses, patent claims and litigations and certain other miscellaneous charges. In addition, depreciation and amortization expense is part of the manufacturing costs allocated to the segments and is neither identified as part of the inventory variation nor as part of the unused capacity charges; therefore, it cannot be isolated in the costs of goods sold. Finally, R&D grants are allocated to the segments proportionally to the incurred R&D expenses on the sponsored projects.

Wafer costs are allocated to the segments based on actual cost. From time to time, with respect to specific technologies, wafer costs are allocated to segments based on market price.

Third Quarter 2020 vs. Second Quarter 2020 and Third Quarter 2019

The following table sets forth certain financial data from our Unaudited Interim Consolidated Statements of Income:

	Three Months Ended
	September 26, 2020		June 27, 2020		September 28, 2019
	$ million	% of net revenues	$ million	% of net revenues	$ million	% of net revenues
Net sales	$2,663	99.9%	$2,084	99.9%	$2,547	99.8%
Other revenues	3	0.1	3	0.1	6	0.2
Net revenues	2,666	100.0	2,087	100.0	2,553	100.0
Cost of sales	(1,707)	(64.0)	(1,357)	(65.0)	(1,586)	(62.1)
Gross profit	959	36.0	730	35.0	967	37.9
Selling, general and administrative	(273)	(10.3)	(259)	(12.4)	(267)	(10.5)
Research and development	(379)	(14.2)	(373)	(17.9)	(362)	(14.2)
Other income and expenses, net	24	0.9	12	0.6	(2)	(0.1)
Impairment, restructuring charges and other related closure costs	(2)	(0.1)	(4)	(0.2)	—	—
Operating income	329	12.3	106	5.1	336	13.1
Interest expense, net	(9)	(0.3)	(4)	(0.2)	(1)	—
Other components of pension benefit costs	(2)	—	(3)	(0.1)	(5)	(0.2)
Income (loss) on equity-method investments	1	—	—	—	—	—
Loss on financial instruments, net	(26)	(1.0)	—	—	—	—
Income before income taxes and noncontrolling interest	293	11.0	99	4.7	330	12.9
Income tax expense	(50)	(1.9)	(8)	(0.4)	(28)	(1.1)
Net income	243	9.1	91	4.4	302	11.8
Net income attributable to noncontrolling interest	(1)	—	(1)	—	—	—
Net income attributable to parent company	$242	9.1%	$90	4.3%	$302	11.8%

Net revenues

	Three Months Ended			% Variation
	September 26, 2020	June 27, 2020	September 28, 2019	Sequential	Year Over Year
	(In millions)
Net sales	$2,663	$2,084	$2,547	27.8%	4.6%
Other revenues	3	3	6	-	(50.0)
Net revenues	$2,666	$2,087	$2,553	27.8%	4.4%

Our third quarter 2020 net revenues increased sequentially by 27.8%, about 690 basis points above the high end of our released guidance. The sequential increase resulted from an increase of approximately 22% in average selling prices, driven by a more favorable product mix, and by higher volumes of approximately 6%.

On a year-over-year basis, net revenues increased by 4.4% as a result of an approximate increase of 6% in average selling prices, mainly due to a more favorable product mix, partially offset by an approximate 2% decrease in volumes.

Net revenues by product group

	Three Months Ended			% Variation
	September 26, 2020	June 27, 2020	September 28, 2019	Sequential	Year Over Year
	(In millions)
Automotive and Discrete Group (ADG)	$851	$727	$894	17.1%	(4.9)%
Analog, MEMS and Sensors Group (AMS)	997	624	968	59.8	3.0
Microcontrollers and Digital ICs Group (MDG)	815	733	688	11.2	18.6
Others	3	3	3	—	—
Total consolidated net revenues	$2,666	$2,087	$2,553	27.8%	4.4%

On a sequential basis, ADG revenues increased 17.1%, reflecting strong demand recovery in Automotive. The increase in ADG revenues was driven by an approximate 22% increase in average selling prices, mainly due to a more favorable product mix, partially offset by lower volumes of approximately 5% due to Power Discrete. AMS revenues increased 59.8% with Imaging being the main contributor to the increase. This increase is explained by a combination of both higher volumes of approximately 21% and higher average selling prices of approximately 39%, almost entirely due to a more favorable product mix. MDG revenues increased 11.2%, almost entirely due to higher volumes of approximately 12%, while average selling prices decreased by approximately 1%.

On a year-over-year basis, ADG revenues decreased 4.9%, due to lower volumes of approximately 10%, partially offset by higher average selling prices of approximately 5%, mainly due to a more favorable product mix. AMS revenues increased 3.0% compared to the year-ago period, almost entirely due to higher volumes, while average selling prices remained substantially flat. MDG revenues increased 18.6% compared to the year-ago period, due to a combination of higher volumes of approximately 14% and higher average selling prices of approximately 5%.

Net Revenues by Market Channel (1)

	Three Months Ended
	September 26, 2020	June 27, 2020	September 28, 2019
OEM	74%	66%	72%
Distribution	26	34	28
Total	100%	100%	100%

(1)

Original Equipment Manufacturers (“OEM”) are the end-customers to which we provide direct marketing application engineering support, while Distribution customers refers to the distributors and representatives that we engage to distribute our products around the world.

By market channel, our third quarter net revenues in Distribution amounted to 26% of our total revenues, decreasing from 34% and 28% in the prior and year-ago quarters, respectively.

Net Revenues by Location of Shipment (1)

	Three Months Ended			% Variation
	September 26, 2020	June 27, 2020	September 28, 2019	Sequential	Year Over Year
	(In millions)
EMEA	$495	$386	$549	28.4%	(9.8)%
Americas	289	247	326	16.7	(11.4)
Asia Pacific	1,882	1,454	1,678	29.5	12.2
Total	$2,666	$2,087	$2,553	27.8%	4.4%

(1)

Net revenues by location of shipment are classified by location of customer invoiced or reclassified by shipment destination in line with customer demand. For example, products ordered by U.S.‑based companies to be invoiced to Asia Pacific affiliates are classified as Asia Pacific revenues. Furthermore, the comparison among the different periods may be affected by shifts in shipment from one location to another, as requested by our customers.

On a sequential basis, EMEA and Americas revenues increased 28.4% and 16.7%, respectively, mainly due to higher sales in Automotive and Asia Pacific revenues increased 29.5%, mainly driven by Imaging, Analog and Microcontrollers. On a year-over-year basis, EMEA and Americas revenues decreased 9.8% and 11.4%, respectively, mainly driven by lower sales in Automotive and Power Discrete, while Asia Pacific revenues increased 12.2% mainly due to Microcontrollers.

Gross profit

	Three Months Ended			Variation
	September 26, 2020	June 27, 2020	September 28, 2019	Sequential	Year Over Year
	(In millions)
Gross profit	$959	$730	$967	31.5%	(0.8)%
Gross margin (as percentage of net revenues)	36.0%	35.0%	37.9%	100 bps	-190 bps

In the third quarter of 2020, gross margin was 36.0%, in line with the mid-point of our guidance. On a sequential basis, gross margin increased 100 basis points, mainly due to lower unloading charges, partially offset by sales price pressure.

On a year-over-year basis, gross margin decreased 190 basis points, mainly driven by sales price pressure and higher unloading charges, partially offset by favorable product mix.

Operating expenses

	Three Months Ended			Variation
	September 26, 2020	June 27, 2020	September 28, 2019	Sequential	Year Over Year
	(In millions)
Selling, general and administrative expenses	$(273)	$(259)	$(267)	(5.5)%	(2.2)%
Research and development expenses	(379)	(373)	(362)	(1.6)	(4.6)
Total operating expenses	$(652)	$(632)	$(629)	(3.2)%	(3.6)%
As percentage of net revenues	(24.4)%	(30.3)%	(24.7)%	590 bps	30 bps

The third quarter of 2020 operating expenses increased to $652 million compared to $632 million in the previous quarter, mainly due to higher labor costs, increased cost of our share-based compensation plans and unfavorable currency effects, net of hedging.

On a year-over-year basis, operating expenses increased by $23 million, mainly due to higher labor costs, increased cost of our share-based compensation plans and increased activity on R&D programs, partially compensated by lower discretionary spending.

As a percentage of revenues, our operating expenses amounted to 24.4% in the third quarter of 2020, decreasing compared to 30.3% in the prior and 24.7% in the year-ago quarters.

R&D expenses were net of research tax credits in France, which amounted to $31 million in the third quarter of 2020, compared to $30 million and $29 million in the prior and year-ago quarters, respectively.

Other income and expenses, net

	Three Months Ended
	September 26, 2020	June 27, 2020	September 28, 2019
	(In millions)
Research and development funding	$28	$29	$14
Exchange gain (loss), net	2	1	(1)
Phase-out and start-up costs	—	(2)	(15)
Patent costs	(2)	(2)	(1)
Gain on sale of non-current assets	2	1	—
COVID-19 incremental costs	(5)	(15)	—
Other, net	(1)	—	1
Other income and expenses, net	$24	$12	$(2)
As percentage of net revenues	0.9%	0.6%	(0.1)%

In the third quarter of 2020, other income and expenses, net, amounted to $24 million income, increasing by $12 million sequentially, mainly due to lower non-recurring expenses associated with the COVID-19 pandemic and increasing by $26 million on a year-over-year basis mainly due to higher R&D funding and lower start-up and phase-out costs.

Impairment, restructuring charges and other related closure costs

	Three Months Ended
	September 26, 2020	June 27, 2020	September 28, 2019
	(In millions)
Impairment, restructuring charges and other related closure costs	$(2)	$(4)	$—

In the third quarter of 2020, we recorded $2 million of impairment, restructuring charges and other related closure costs, mainly consisting of restructuring charges in association with the restructuring plan in Bouskoura, Morocco.

In the second quarter of 2020, we recorded $4 million of impairment, restructuring charges and other related closure costs, mainly consisting of impairment of licenses with no alternative future use.

In the third quarter of 2019, we did not record any impairment, restructuring charges and other related closure costs.

Operating income

	Three Months Ended
	September 26, 2020	June 27, 2020	September 28, 2019
	(In millions)
Operating income	$329	$106	$336
As percentage of net revenues	12.3%	5.1%	13.1%

In the third quarter of 2020, operating income was $329 million, compared to an operating income of $106 million and $336 million in the prior and year-ago quarters, respectively.

On a sequential basis, the operating income was positively impacted by a combination of higher revenues and lower unloading charges. On a year-over-year basis, despite higher level of revenues, our operating income decreased by $7 million mainly due to absence of improvement of gross profit impacted by higher level of unloading charges.

Operating income by product group

	Three Months Ended
	September 26, 2020		June 27, 2020		September 28, 2019
	$ million	% of net revenues	$ million	% of net revenues	$ million	% of net revenues
Automotive and Discrete Group (ADG)	$49	5.8%	$16	2.3%	$76	8.5%
Analog, MEMS and Sensors Group (AMS)	175	17.5	56	9.0	198	20.5
Microcontrollers and Digital ICs Group (MDG)	142	17.4	117	15.9	108	15.7
Total operating income of product segments	366	13.7	189	9.1	382	15.0
Others(1)	(37)	—	(83)	—	(46)	—
Total operating income	$329	12.3%	$106	5.1%	$336	13.1%

(1)

Operating income (loss) of Others includes items such as unused capacity charges, including reduced manufacturing activity due to COVID-19, impairment, restructuring charges and other related closure costs, management reorganization costs, phase-out and start-up costs, and other unallocated expenses such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as operating earnings of other products.

In the third quarter of 2020, ADG operating income was $49 million, increasing sequentially by $33 million, mainly due to Automotive. AMS operating income was $175 million, increasing sequentially by $119 million, mainly impacted by higher sales in personal electronics, especially in Imaging. MDG operating income was $142 million, increasing by $25 million compared to the prior quarter, mainly due to the higher level of sales of Microcontrollers products.

Compared to a year ago, ADG operating income decreased by $27 million, mainly reflecting lower profitability in both Automotive and Power Discrete. AMS operating income decreased by $23 million, mainly driven by Imaging lower profitability. MDG operating income increased by $34 million, mainly due to Microcontrollers higher profitability.

Reconciliation to consolidated operating income

	Three Months Ended
	September 26, 2020	June 27, 2020	September 28, 2019
	(In millions)
Total operating income of product segments	$366	$189	$382
Impairment, restructuring charges and other related closure costs	(2)	(4)	—
Unused capacity charges	(38)	(64)	(28)
Other unallocated manufacturing results	3	(11)	(12)
Strategic and other research and development programs and other non-allocated provisions(1)	—	(4)	(6)
Total operating income (loss) of Others	(37)	(83)	(46)
Total consolidated operating income	$329	$106	$336

(1)	Includes unallocated income and expenses such as certain corporate-level operating expenses and other costs/income that are not allocated to the product segments.

Interest expense, net

	Three Months Ended
	September 26, 2020	June 27, 2020	September 28, 2019
	(In millions)
Interest expense, net	$(9)	$(4)	$(1)

In the third quarter of 2020, we recorded a net interest expense of $9 million, compared to $4 million in the prior quarter and $1 million in the year-ago quarter. The third quarter net interest expense was composed of $15 million of interest expense on our borrowings and banking fees, partially offset by $6 million of interest income.

Net interest expense recorded in the third quarter of 2020, included a $14 million charge, compared to a $10 million charge in the second quarter of 2020 and third quarter of 2019, respectively, mainly non-cash, related to our senior unsecured convertible bonds. The increase was due to the effective interest expense related to the senior unsecured convertible bonds issued on August 4, 2020.

Loss on financial instruments, net

	Three Months Ended
	September 26, 2020	June 27, 2020	September 28, 2019
	(In millions)
Loss on financial instruments, net	$(26)	$—	$—

During the third quarter of 2020, we recorded a $26 million loss on financial instruments, of which $25 million generated on the settlement of Tranche A of the senior unsecured convertible bonds issued on July 3, 2017.

This loss was associated with the fair value measurement of the liability component of Tranche A and the write-off of the unamortized portion of issuance costs.

Income tax expense

	Three Months Ended
	September 26, 2020	June 27, 2020	September 28, 2019
	(In millions)
Income tax expense	$(50)	$(8)	$(28)

During the third quarter of 2020, we registered an income tax expense of $50 million, reflecting the estimated annual effective tax rate in each of our jurisdictions, applied to the first nine months of 2020 consolidated result before taxes.

Net income attributable to parent company

	Three Months Ended
	September 26, 2020	June 27, 2020	September 28, 2019
	(In millions)
Net income attributable to parent company	$242	$90	$302
As percentage of net revenues	9.1%	4.3%	11.8%

For the third quarter of 2020, we reported a net income attributable to parent company of $242 million, representing diluted earnings per share of $0.26, compared to $0.10 in the prior quarter and $0.34 in the prior-year quarter.

First Nine Months of 2020 vs. First Nine Months of 2019

The following table sets forth consolidated statements of operations data for the periods indicated:

	Nine Months Ended
	September 26, 2020		September 28, 2019
	$ million	% of net revenues	$ million	% of net revenues
Net sales	$6,975	99.9%	$6,779	99.7%
Other revenues	9	0.1	23	0.3
Net revenues	6,984	100.0	6,802	100.0
Cost of sales	(4,449)	(63.7)	(4,187)	(61.6)
Gross profit	2,535	36.3	2,615	38.4
Selling, general and administrative	(802)	(11.5)	(808)	(11.9)
Research and development	(1,126)	(16.1)	(1,111)	(16.3)
Other income and expenses, net	71	1.0	49	0.7
Impairment, restructuring charges and other related closure costs	(12)	(0.2)	(2)	—
Operating income	666	9.5	743	10.9
Interest income (expense), net	(12)	(0.1)	2	—
Other components of pension benefit costs	(8)	(0.1)	(12)	(0.1)
Income (loss) on equity-method investments	1	—	1	—
Loss on financial instruments, net	(26)	(0.4)	—	—
Income before income taxes and noncontrolling interest	621	8.9	734	10.8
Income tax expense	(96)	(1.4)	(93)	(1.4)
Net income	525	7.5	641	9.4
Net income attributable to noncontrolling interest	—	—	(1)	—
Net income attributable to parent company	$525	7.5%	$640	9.4%

Net revenues

	Nine Months Ended
	September 26, 2020	September 28, 2019	% Variation
	(In millions)
Net sales	$6,975	$6,779	2.9%
Other revenues	9	23	(60.3)
Net revenues	$6,984	$6,802	2.7%

Our first nine months 2020 net revenues increased 2.7% compared to the year‑ago period as a result of an approximate 2% increase in volume and an approximate 1% increase in average selling prices, the latter due to a more favorable product mix, partially offset by a pure price effect.

Net revenues by product group

	Nine Months Ended
	September 26, 2020	September 28, 2019	% Variation
	(In millions)
Automotive and Discrete Group (ADG)	$2,330	$2,682	(13.1)%
Analog, MEMS and Sensors Group (AMS)	2,473	2,214	11.7
Microcontrollers and Digital ICs Group (MDG)	2,172	1,896	14.6
Others	9	10	—
Total consolidated net revenues	$6,984	$6,802	2.7%

By product group, the first nine months of 2020 ADG revenues were down 13.1% with lower average selling prices of approximately 12%, mainly due to less favorable product mix, and lower volumes of approximately 1%. AMS revenues increased 11.7%, due to more favorable average selling prices of approximately 14%, mainly as a result of a better product mix, partially offset by an approximate 2% decrease in volumes. MDG revenues increased 14.6% compared to the prior period, mainly driven by higher volumes of approximately 13% and more favorable average selling prices of approximately 2%, mainly due to a better product mix.

Net Revenues by Market Channel (1)

	Nine Months Ended
	September 26, 2020	September 28, 2019
OEM	72%	70%
Distribution	28	30
Total	100%	100%

(1)

Original Equipment Manufacturers (“OEM”) are the end-customers to which we provide direct marketing application engineering support, while Distribution customers refers to the distributors and representatives that we engage to distribute our products around the world.

By market channel, Distribution reached 28% share of total revenues in the first nine months of 2020, compared to approximately 30% in the first nine months of 2019.

Net Revenues by Location of Shipment (1)

	Nine Months Ended
	September 26, 2020	September 28, 2019	% Variation
	(In millions)
EMEA	$1,380	$1,727	(20.1)%
Americas	820	990	(17.2)
Asia Pacific	4,784	4,085	17.1
Total	$6,984	$6,802	2.7%

(1)

Net revenues by location of shipment are classified by location of customer invoiced or reclassified by shipment destination in line with customer demand. For example, products ordered by U.S.‑based companies to be invoiced to Asia Pacific affiliates are classified as Asia Pacific revenues. Furthermore, the comparison among the different periods may be affected by shifts in shipment from one location to another, as requested by our customers.

By location of shipment, EMEA and Americas revenues decreased 20.1% and 17.2%, respectively, mainly due to lower sales in Automotive. Asia Pacific revenues increased by 17.1% mainly supported by Microcontrollers, Imaging and Analog.

Gross profit

	Nine Months Ended
	September 26, 2020	September 28, 2019	Variation
	(In millions)
Gross profit	$2,535	$2,615	(3.1)%
Gross margin (as percentage of net revenues)	36.3%	38.4%	-210 bps

Gross margin was 36.3% for the first nine months of 2020, decreasing by approximately 210 basis points compared to the year‑ago period mainly due to higher unloading charges and usual price pressure, partially offset by favorable product mix and more favorable currency effect, net of hedging.

Operating expenses

	Nine Months Ended
	September 26, 2020	September 28, 2019	Variation
	(In millions)
Selling, general and administrative expenses	$(802)	$(808)	0.7%
Research and development expenses	(1,126)	(1,111)	(1.4)
Total operating expenses	$(1,928)	$(1,919)	(0.5)%
As percentage of net revenues	(27.6)%	(28.2)%	60 bps

Our operating expenses increased compared to the year-ago period, mainly due to higher labor costs and increased R&D activities, partially offset by lower discretionary spending and favorable currency effects, net of hedging.

Total R&D expenses were net of research tax credits, which amounted to $89 million in the first nine months of 2020 and $90 million in the first nine months of 2019.

Other income and expenses, net

	Nine Months Ended
	September 26, 2020	September 28, 2019
	(In millions)
Research and development funding	$88	$64
Exchange gain (loss), net	6	(1)
Phase-out and start-up costs	(8)	(22)
Patent costs	(5)	(1)
Gain on sale of non-current assets	14	6
COVID-19 incremental costs	(23)	—
Other, net	(1)	3
Other income and expenses, net	$71	$49
As percentage of net revenues	1.0%	0.7%

In the first nine months of 2020, we recognized other income, net, of $71 million, increasing compared to $49 million in the first nine months of 2019. The increase was mainly due to higher income from R&D funding and lower start-up and phase-out costs, partially offset by the non-recurring expenses associated with the COVID-19 pandemic.

Impairment, restructuring charges and other related closure costs

	Nine Months Ended
	September 26, 2020	September 28, 2019
	(In millions)
Impairment, restructuring charges and other related closure costs	$(12)	$(2)

In the first nine months of 2020, we recorded $12 million of impairment, restructuring charges and other related closure costs, mainly composed of $8 million restructuring charges in association with the restructuring plan in Bouskoura, Morocco and $4 million consisting of impairment of licenses with no alternative future use.

In the first nine months of 2019, we recorded $2 million of impairment, restructuring charges and other related closure costs, related to the impairment of customized equipment used for a specific project that was canceled, while no alternative future use was identified internally.

Operating income

	Nine Months Ended
	September 26, 2020	September 28, 2019
	(In millions)
Operating income	$666	$743
As percentage of net revenues	9.5%	10.9%

Operating income in the first nine months of 2020 decreased by $77 million to $666 million compared to the prior period, negatively impacted by sales price pressure and higher level of unloading charges.

Operating income by product group

	Nine Months Ended
	September 26, 2020		September 28, 2019
	$ million	% of net revenues	$ million	% of net revenues
Automotive and Discrete Group (ADG)	$88	3.8%	$244	9.1%
Analog, MEMS and Sensors Group (AMS)	$408	16.5	$315	14.2
Microcontrollers and Digital ICs Group (MDG)	$330	15.2	$235	12.4
Total operating income of product segments	826	11.8	794	11.7
Others(1)	(160)	—	(51)	—
Total operating income	$666	9.5%	$743	10.9%

(1)

Operating income (loss) of Others includes items such as unused capacity charges, including reduced manufacturing activity due to COVID-19, impairment, restructuring charges and other related closure costs, management reorganization costs, phase-out and start-up costs, and other unallocated expenses such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as operating earnings of other products.

In the first nine months of 2020, ADG operating income decreased by $156 million to $88 million, with lower profitability in both Automotive and Power Discrete. AMS operating income was $408 million, increasing by $93 million, mainly driven by Imaging. MDG operating income was $330 million and increased by $95 million compared to the prior period mainly due to Microcontrollers.

Reconciliation to consolidated operating income

	Nine Months Ended
	September 26, 2020	September 28, 2019
	(In millions)
Total operating income of product segments	$826	$794
Impairment, restructuring charges and other related closure costs	(12)	(2)
Unused capacity charges	(136)	(36)
Other unallocated manufacturing results	(12)	(12)
Gain on sale of non-current assets	10	6
Strategic and other research and development programs and other non-allocated provisions(1)	(10)	(7)
Total operating loss of Others	(160)	(51)
Total consolidated operating income	$666	$743

(1)	Includes unallocated income and expenses such as certain corporate-level operating expenses and other costs/income that are not allocated to the product segments.

In the first nine months of 2020, the higher loss of Others compared to the first nine months of 2019 was mainly attributable to the increase of the unsaturation charges including the ones related to the COVID-19 workforce related restrictions.

Interest income (expense), net

	Nine Months Ended
	September 26, 2020	September 28, 2019
	(In millions)
Interest income (expense), net	$(12)	$2

In the first nine months of 2020, net interest expense on our borrowings and banking fees was $12 million, comprised of $40 million interest expense, mainly related to the non-cash expense on the senior unsecured convertible bonds issued on July 3, 2017 and August 4, 2020, partially offset by $28 million of interest income.

In the first nine months of 2019, net interest income on our borrowings and banking fees was $2 million, comprised of $43 million of interest income, partially offset by $41 million interest expense, mainly related to the non-cash expense on the senior unsecured convertible bonds issued on July 3, 2017.

Loss on financial instruments, net

	Nine Months Ended
	September 26, 2020	September 28, 2019
	(In millions)
Loss on financial instruments, net	$(26)	$—

During the first nine months of 2020, we recorded a $26 million loss on financial instruments, of which $25 million generated on the settlement of Tranche A of the senior unsecured convertible bonds issued on July 3, 2017. This loss was associated with the fair value measurement of the liability component of Tranche A and the write-off of the unamortized portion of issuance costs.

Income tax expense

	Nine Months Ended
	September 26, 2020	September 28, 2019
	(In millions)
Income tax expense	$(96)	$(93)

During the first nine months of 2020, we registered an income tax expense of $96 million, reflecting the estimated annual effective tax rate in each of our jurisdictions, applied to the first nine months of 2020 consolidated result before taxes. Our income tax expense also included the estimated impact of provisions related to potential tax positions which have been considered uncertain.

In the first nine months of 2019, we registered an income tax expense of $93 million.

Our tax rate is variable and depends on changes in the level of operating results within various local jurisdictions and on changes in the applicable taxation rates of these jurisdictions, as well as changes in estimations of our tax provisions. Our income tax amounts and rates also depend on our loss carry-forwards and their relevant valuation allowances, which are based on estimated projected plans and available tax planning strategies. In the case of material changes in these plans, the valuation allowances could be adjusted accordingly with an impact on our tax charges. We currently enjoy certain tax benefits in certain countries. Such benefits may not be available in the future due to changes in the local jurisdictions; our estimated tax rate could be different in future quarters and may increase in the coming years. In addition, our annual income tax charges include the estimated impact of provisions related to potential tax positions which have been considered uncertain.

Net income attributable to parent company

	Nine Months Ended
	September 26, 2020	September 28, 2019
	(In millions)
Net income attributable to parent company	$525	$640
As percentage of net revenues	7.5%	9.4%

For the first nine months of 2020, we reported net income of $525 million, representing diluted earnings per share of $0.57, compared to a net income of $640 million in the prior period, representing diluted earnings per share of $0.71.

Legal Proceedings

For a discussion of legal proceedings, see Note 26 Contingencies, Claims and Legal Proceedings to our Interim Consolidated Financial Statements.

Impact of Changes in Exchange Rates

Our results of operations and financial condition can be significantly affected by material changes in the exchange rates between the U.S. dollar and other currencies, particularly the Euro.

As a market practice, the reference currency for the semiconductor industry is the U.S. dollar and the market prices of semiconductor products are mainly denominated in U.S. dollars. However, revenues for some of our products are quoted in currencies other than the U.S. dollar and as such are directly affected by fluctuations in the value of the U.S. dollar. As a result of currency variations, the appreciation of the Euro compared to the U.S. dollar could increase our level of revenues when reported in U.S. dollars or the depreciation of the Euro compared to the U.S. dollar could decrease our level of revenues when reported in U.S. dollars. Over time and depending on market conditions, the prices in the industry could align to the equivalent amount in U.S. dollars, except that there is a lag between the changes in the currency rate and the adjustment in the price paid in local currency, which is proportional to the amplitude of the currency swing, and such adjustment could be only partial and/or delayed, depending on market demand. Furthermore, certain significant costs incurred by us, such as manufacturing costs, SG&A expenses, and R&D expenses, are largely incurred in the currency of the jurisdictions in which our operations are located. Given that most of our operations are located in the Euro zone and other non-U.S. dollar currency areas, including Singapore, our costs tend to increase when translated into U.S. dollars when the U.S. dollar weakens or to decrease when the U.S. dollar strengthens.

Our principal strategy to reduce the risks associated with exchange rate fluctuations has been to balance as much as possible the proportion of sales to our customers denominated in U.S. dollars with the amount of materials, purchases and services from our suppliers denominated in U.S. dollars, thereby reducing the potential exchange rate impact of certain variable costs relative to revenues. Moreover, in order to further reduce the exposure to U.S. dollar exchange fluctuations, we have hedged certain line items on our Interim Consolidated Statements of Income, in particular with respect to a portion of the costs of sales, most of the R&D expenses and certain SG&A expenses, located in the Euro zone, which we designate as cash flow hedge transactions. We use two different types of hedging instruments: forward contracts and currency options (including collars).

Our Interim Consolidated Statements of Income for the nine months ended September 26, 2020 included income and expense items translated at the average U.S. dollar exchange rate for the period, plus the impact of the hedging contracts expiring during the period. Our effective average exchange rate for the third quarter of 2020 was $1.13 for €1.00, compared to $1.10 for €1.00 in the second quarter of 2020 and $1.14 for €1.00 in the third quarter of 2019. These effective exchange rates reflect the actual exchange rates combined with the impact of cash flow hedging contracts that matured in the period.

The time horizon of our cash flow hedging for manufacturing costs and operating expenses may run up to 24 months, for a limited percentage of our exposure to the Euro, depending on currency market circumstances. As of September 26, 2020, the outstanding hedged amounts were €617 million to cover manufacturing costs and €437 million to cover operating expenses, both at an average exchange rate of approximately $1.16 for €1.00 (considering the collars at upper strike), maturing from September 30, 2020 to August 31, 2021. As of September 26, 2020, measured in respect to the exchange rate at period closing of about $1.16 to €1.00, these outstanding hedging contracts and certain expiring contracts covering manufacturing expenses capitalized in inventory resulted in a deferred gain of approximately $26 million before tax, recorded in “Accumulated other comprehensive income (loss)” in the Consolidated Statements of Equity, compared to a deferred loss of approximately $4 million before tax at December 31, 2019.

We also hedge certain manufacturing costs denominated in Singapore dollars (SGD); as of September 26, 2020, the outstanding hedged amounts were SGD 130 million at an average exchange rate of approximately SGD 1.38 to $1.00 maturing from October 1, 2020 to September 2, 2021. As of September 26, 2020, these outstanding hedging contracts resulted in a deferred gain of $1 million before tax, recorded in “Accumulated other comprehensive income (loss)” in the Consolidated Statements of Equity, compared to a deferred gain of approximately $1 million before tax at December 31, 2019.

Our cash flow hedging policy is not intended to cover our full exposure and is based on hedging a declining portion of our exposure in the next four quarters. In the third quarter of 2020, as a result of our cash flow hedging, we recycled to earnings a gain of $8 million of which approximately $3 million impacting costs of goods sold, $4 million impacting research and development and $1 million in selling, general and administrative expenses, while in the comparable quarter in 2019, we recorded a loss of $17 million.

In addition to our cash flow hedging, in order to mitigate potential exchange rate risks on our commercial transactions, we purchase and enter into foreign exchange forward contracts and currency options to cover foreign currency exposure in payables or receivables at our affiliates, which we do not designate for hedge accounting. We may in the future purchase or sell similar types of instruments. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in our Form 20-F. Furthermore, we may not predict in a timely fashion the amount of future transactions in the volatile industry environment. No assurance may be given that our hedging activities will sufficiently protect us against declines in the value of the U.S. dollar. Consequently, our results of operations have been and may continue to be impacted by fluctuations in exchange rates. The net effect of our consolidated foreign exchange exposure resulted in a net gain of $2 million recorded in “Other income and expenses, net” in our Interim Consolidated Statements of Income for the third quarter of 2020.

The assets and liabilities of subsidiaries are, for consolidation purposes, translated into U.S. dollars at the period-end exchange rate. Income and expenses, as well as cash flows, are translated at the average exchange rate for the period. The balance sheet impact, as well as the income statement and cash flow impact, of such translations have been, and may be expected to be, significant from period to period since a large part of our assets and liabilities and activities are accounted for in Euros as they are located in jurisdictions where the Euro is the functional currency. Adjustments resulting from the currency translation are recorded directly in equity, and are shown as “Accumulated other comprehensive income (loss)” in the Consolidated Statements of Equity. At September 26, 2020, our outstanding indebtedness was denominated mainly in U.S. dollars and in Euros.

For a more detailed discussion, see Item 3. “Key Information — Risks Related to Our Operations” in our Form 20‑F, which may be updated from time to time in our public filings.

Impact of Changes in Interest Rates

Interest rates may fluctuate upon changes in financial market conditions and material changes can affect our results of operations and financial condition, since these changes can impact the total interest income received on our cash and cash equivalents, short-term deposits and marketable securities, as well as the total interest expense paid on our financial debt.

Our interest income (expense), net, as reported in our Interim Consolidated Statements of Income, is the balance between interest income received from our cash and cash equivalents, short-term deposits and marketable securities investments and interest expense paid on our financial liabilities (including the sale without recourse of receivables), non-cash interest expense on the senior unsecured convertible bonds and bank fees (including fees on committed credit lines). Our interest income is dependent upon fluctuations in interest rates, mainly in U.S. dollars and Euros, since we invest primarily on a short-term basis; any increase or decrease in the market interest rates would mean a proportional increase or decrease in our interest income. Our interest expenses are also dependent upon fluctuations in interest rates, since our financial liabilities include European Investment Bank Floating Rate Loans at Libor and Euribor plus variable spreads.

At September 26, 2020, our total financial resources, including cash and cash equivalents, short-term deposits and marketable securities, generated an average interest income annual rate of 0.72%. At the same date, the average interest annual rate on our outstanding debt was 1.64% including the non-cash effective interest of the senior unsecured convertible bonds issued on July 3, 2017 and on August 4, 2020, while the average coupon interest rate was only 0.18%.

Impact of Changes in Equity Prices

As of September 26, 2020, we did not hold any significant equity participations, which could be subject to a material impact in changes in equity prices. However, on these equity participations, carrying value could be reduced due to further losses or impairment charges. See Note 20 to our Consolidated Financial Statements.

Liquidity and Capital Resources

Treasury activities are regulated by our policies, which define procedures, objectives and controls. Our policies focus on the management of our financial risk in terms of exposure to currency rates and interest rates. Most treasury activities are centralized, with any local treasury activities subject to oversight from our head treasury office. The majority of our cash and cash equivalents are held in U.S. dollars and Euros and are placed with financial institutions rated at least as single A long-term rating, meaning at least A3 from Moody’s Investors Service (“Moody’s”) and A- from Standard & Poor’s (“S&P”) or Fitch Ratings (“Fitch”). Marginal amounts are held in other currencies. See “Item 11. Quantitative and Qualitative Disclosures About Market Risk” in our Form 20-F, which may be updated from time to time in our public filings.

Cash flow

We maintain a significant cash position and a low debt-to-equity ratio, which provides us with adequate financial flexibility. As in the past, our cash management policy is to finance our investment needs mainly with net cash generated from operating activities.

During the first nine months of 2020, our net cash and cash equivalents increased by $107 million. The components of the net cash increase for the comparable periods are set forth below:

	Nine Months Ended
	September 26, 2020	September 28, 2019
	(In millions)
Net cash from operating activities	$1,171	$1,093
Net cash used in investing activities	(1,730)	(857)
Net cash from (used in) financing activities	668	(79)
Effect of changes in exchange rates	(2)	(18)
Net cash increase	$107	$139

Net cash from operating activities. Net cash from operating activities is the sum of (i) net income adjusted for non-cash items and (ii) changes in net working capital. The net cash from operating activities for the first nine months of 2020 was $1,171 million, increasing compared to $1,093 million in the prior-year period mainly due to more favorable change in the net working capital, partially offset by lower net income.

Net cash used in investing activities. Investing activities used $1,730 million of cash in the first nine months of 2020, increasing compared to $857 million in the prior-year period, mainly as a result of net investments in short-term deposits, net, of $675 million. Payments for purchase of tangible assets, net of proceeds, totaled $897 million, compared to $937 million registered in the prior-year period. During the first nine months of 2020, we also paid $107 million for business combinations compared to $76 million in the prior-year period.

Net cash from (used in) financing activities. Net cash from financing activities was $668 million for the first nine months of 2020, compared to $79 million used in the first nine months of 2019, and consisted mainly of $1,57 billion net proceeds from issuance of the senior unsecured convertible bonds issued on August 4, 2020, partially offset by $576 million used to settle Tranche A of the senior unsecured convertible bonds issued on July 3, 2017, $125 million repurchase of common stock and $128 million of dividends paid to stockholders.

Free Cash Flow (non-U.S. GAAP measure)

We also present Free Cash Flow, which is a non-U.S. GAAP measure, defined as (i) net cash from operating activities plus (ii) net cash used in investing activities, excluding payment for purchase of (and proceeds from matured) marketable securities and net investment in short-term deposits, which are considered as temporary financial investments. The result of this definition is ultimately net cash from operating activities plus payment for purchase and proceeds from sale of tangible, intangible and financial assets, proceeds received in the sale of businesses and net cash paid for business acquisitions. We believe Free Cash Flow, a non-U.S. GAAP measure, provides useful information for investors and management because it measures our capacity to generate cash from our operating and investing activities to sustain our operations. Free Cash Flow is not a U.S. GAAP measure and does not represent total cash flow since it does not include the cash flows generated by or used in financing activities. Free Cash Flow reconciles with the net cash increase (decrease) by including the payment for purchase of (and proceeds from matured) marketable securities and net investment in short-term deposits, the net cash from

(used in) financing activities and the effect of changes in exchange rates. In addition, our definition of Free Cash Flow may differ from definitions used by other companies. Free Cash Flow is determined as follows from our Consolidated Statements of Cash Flows:

	Three Months Ended	Nine Months Ended
	September 26, 2020	September 26, 2020	September 28, 2019
	(In millions)
Net cash from operating activities	$385	$1,171	$1,093
Net cash used in investing activities	(400)	(1,730)	(857)
Excluding:
Payment for purchase of (and proceeds from matured) marketable securities and net investment in short-term deposits	(10)	675	(200)
Payment for purchase and proceeds from sale of tangible and intangible assets(1)	(410)	(1,055)	(1,057)
Free Cash Flow (non-U.S. GAAP measure)	$(25)	$116	$36

(1)

Reflects the total of the following line items reconciled with our Consolidated Statements of Cash Flows relating to the investing activities: Payment for purchase of tangible assets, Proceeds from sale of tangible assets, Payment for purchase of intangible assets, Payment for purchase of financial assets, Proceeds from sale of financial assets, Proceeds received for sale of businesses, payment for business acquisitions, net of cash and cash equivalents acquired.

Free Cash Flow increased in the first nine months of 2020 compared to the year-ago period, mainly due to higher cash from operating activities.

Net Financial Position (non-U.S. GAAP measure)

Our Net Financial Position represents the difference between our total liquidity and our total financial debt. Our total financial resources include cash and cash equivalents, marketable securities, restricted cash and short-term deposits, and our total financial debt includes short-term debt, including bank overdrafts, and long-term debt, as represented in our Consolidated Balance Sheets. Net Financial Position is not a U.S. GAAP measure but we believe it provides useful information for investors and management because it gives evidence of our global position either in terms of net indebtedness or net cash by measuring our capital resources based on cash and cash equivalents, restricted cash, short-term deposits and marketable securities and the total level of our financial indebtedness. In addition, our definition of Net Financial Position may differ from definitions used by other companies and therefore comparability may be limited. Our Net Financial Position for each period has been determined as follows from our Consolidated Balance Sheets:

	As at
	September 26, 2020	December 31, 2019	September 28, 2019
	(In millions)
Cash and cash equivalents	$2,714	$2,597	$2,345
Restricted cash	—	10	60
Short-term deposits	679	4	—
Marketable securities	134	133	133
Total liquidity	3,527	2,744	2,538
Short-term debt	(983)	(173)	(171)
Long-term debt	(1,882)	(1,899)	(2,019)
Total financial debt	(2,865)	(2,072)	(2,190)
Net Financial Position (non-U.S. GAAP measure)	$662	$672	$348

Our Net Financial Position as of September 26, 2020 was $662 million, decreasing compared to $672 million as at December 31, 2019 and increasing compared to $348 million as at September 28, 2019

Cash and cash equivalents amounted to $2,714 million as at September 26, 2020.

Short-term deposits amounted to $679 million as at September 26, 2020 and consisted of available liquidity with original maturity over three months.

Marketable securities amounted to $134 million as at September 26, 2020 and consisted of U.S. Treasury Bonds classified as available-for-sale.

Financial debt was $2,865 million as at September 26, 2020, composed of (i) $983 million of short-term debt and (ii) $1,882 million of long‑term debt. The breakdown of our total financial debt included (i) $698 million in European Investment Bank (“EIB”) loans, and (ii) $2,167 million in the senior unsecured convertible bonds.

The EIB Loans are comprised of three long-term amortizing credit facilities as part of our R&D funding programs. The first, signed in 2010, is a €350 million multi-currency loan to support our industrial and R&D programs. It was drawn mainly in U.S. dollars for an amount of $321 million and only partially in Euros for an amount of €100 million, of which $56 million remained outstanding as of September 26, 2020. The second, signed in 2013, is a €350 million multi-currency loan which also supports our R&D programs. It was drawn in U.S. dollars for an amount of $471 million, of which $118 million is outstanding as of September 26, 2020. The third, signed in August 2017, is a €500 million loan, in relation to R&D and capital expenditure investments in the European Union. It was fully drawn in Euros corresponding to $524 million outstanding as of September 26, 2020. Additionally, on February 2020, we entered in a new €500 million facility agreement with EIB to support R&D and Capex programs in Italy and France, undrawn as at September 26, 2020.

On July 3, 2017, we issued a $1.5 billion offering of senior unsecured bonds convertible into new or existing ordinary shares of ST, for net proceeds of $1,502 million. The bonds were issued in two $750 million principal amount tranches, Tranche A with a maturity of 5 years (37.5% conversion premium, negative 0.25% yield to maturity, 0% coupon) and Tranche B with a maturity of 7 years (37.5% conversion premium, 0.25% yield to maturity, 0.25% coupon). The conversion price at issuance was $20.54 on each tranche corresponding approximately to 36.5 million underlying shares per tranche. The senior unsecured bonds are convertible by the bondholders or callable by us, following a given time schedule, if certain conditions are satisfied. Under the terms of the bonds, we can satisfy the conversion rights either in cash or shares, or a combination of the two, at our election. Upon initial recognition, the proceeds were allocated between debt and equity by determining first the fair value of the liability component using an income approach.

The call option available to us for the early redemption of Tranche A was exercised in July 2020. As a consequence, bondholders exercised their conversion rights on the full Tranche A. As we elected to net share settle the bonds, each conversion exercised by the bondholders followed the process defined in the original terms and conditions of the senior unsecured convertible bonds, which determined the actual number of shares to be transferred upon each conversion. We settled the bonds upon conversion by redeeming through cash the $750 million principal amount, of which $609 million were paid in the third quarter of 2020, and by settling the residual consideration through the delivery of 11.4 million treasury shares, of which 9.2 million were released in the third quarter of 2020. The net-share settlement was fully completed as of October 1, 2020.

On August 4, 2020, we issued a $1.5 billion offering of senior unsecured bonds convertible into new or existing ordinary shares of ST. The bonds were issued in two $750 million principal amount tranches, Tranche A with a maturity of 5 years (47.5% conversion premium, negative 1.12 yield to maturity, 0% coupon) and Tranche B with a maturity of 7 years (52.5% conversion premium, negative 0.63 yield to maturity, 0% coupon). The conversion price at issuance was $43.62 on Tranche A and $45.10 on Tranche B. The bonds are convertible by the bondholders if certain conditions are satisfied. Under the terms of the bonds, we can satisfy the conversion rights either in cash or shares, or a combination of the two, at our selection. Proceeds from the issuance of the bonds, net of $10 million transaction costs, amounted of $1,567 million. In application of the treasury method implying that we intend to settle the bonds on a net-share basis, there was no dilutive effect of the senior unsecured convertible bonds issued on August 4, 2020 in the third quarter diluted Earnings per Share since the conversion features were out-of-the-money.

Our long-term debt contains standard conditions but does not impose minimum financial ratios. Committed credit facilities amounted to $1.2 billion as of September 26, 2020, including a €500 million long-term line signed with the EIB in the first quarter of 2020, undrawn as at September 26, 2020.

As of September 26, 2020, debt payments at redemption value by period were as follows:

	Payments Due by Period
	Total	2020	2021	2022	2023	2024	Thereafter
	(In millions)
Long-term debt (including current portion)	$3,089	$285	$117	$59	$59	$808	$1,761

In the table above, Tranche B senior unsecured convertible bonds issued on July 3, 2017 are presented at their redemption value according to the original maturity date of July 2024. In line with the contractual terms of the convertible bonds, bondholders have full conversion rights on Tranche B starting July 26, 2021. Therefore, the liability component of Tranche B was reclassified as short-term debt in the consolidated balance sheet as at September 26, 2020. Moreover, the 2020 figure in the table above includes $141 million related to the outstanding Tranche A senior unsecured convertible bonds issued on July 3, 2017 which were settled after September 26, 2020.

Our current ratings with the three major rating agencies that report on us on a solicited basis, are as follows: S&P: “BBB” with stable outlook; Moody’s: “Baa3” with stable outlook; Fitch: “BBB” with stable outlook.

Financial Outlook: Capital Investment

Our policy is to modulate our capital spending according to the evolution of the semiconductor market. Based on current market visibility and its evolution, based on the capability to recover from COVID-19, the combination of new products, customer demand in 2020 and ongoing strategic initiatives, we confirm our capital investment in 2020 to approximately $1.2 billion. A portion of this capital expenditure will be devoted to support strategic initiatives: (i) in Agrate, Italy the construction of a new 300 mm fab to support next generation mixed signal, IGBT and power technologies; (ii) R&D for GaN power technologies in Tours 200 mm and prototyping for GaN RF devices in Catania 150 mm and (iii) investments for Silicon Carbide. These include the kick-off of substrates activities, following the Norstel acquisition. In addition to our strategic initiatives, our main capital investment in front-end is in (i) our 300 mm fab in Crolles, optimizing existing infrastructure to support production ramp up on our main runner technologies; (ii) mix evolution, and a few selected programs of capacity growth and infrastructure preparation in some of our most advanced 200 mm fabs. The most important 2020 capital investments for our back-end facilities are expected to be: (i) capacity growth on certain package families, including the SiC technology, next generation Imaging sensor technologies and new generation of Intelligent Power Modules (IPM) for Automotive and Industrial applications; (ii) modernization and rationalization of package lines targeting cost savings benefits; and (iii) specific investments in the areas of factory automation, quality, environment and energy savings. In addition, we will invest in overall capacity adjustment in final testing and wafers probing (EWS) to support demand and a changed product mix as well as invest in quality, safety, maintenance, productivity and cost savings in both 150 mm, 200 mm front-end fabs and back-end plants.

We will continue to invest to support revenues growth and new products introduction, taking into consideration factors such as trends in the semiconductor industry and capacity utilization. We expect to need significant financial resources in the coming years for capital expenditures and for our investments in manufacturing and R&D. We plan to fund our capital requirements with cash provided by operating activities, available funds and support from third parties, and may have recourse to borrowings under available credit lines and, to the extent necessary or attractive based on market conditions prevailing at the time, the issuance of debt, convertible bonds or additional equity securities. A substantial deterioration of our economic results, and consequently of our profitability, could generate a deterioration of the cash generated by our operating activities. Therefore, there can be no assurance that, in future periods, we will generate the same level of cash as in prior years to fund our capital expenditure plans for expanding/upgrading our production facilities, our working capital requirements, our R&D and manufacturing costs.

We believe that we have the financial resources needed to meet our currently projected business requirements for the next twelve months, including capital expenditures for our manufacturing activities, working capital requirements, approved dividend payments and the repayment of our debt in line with maturity dates.

Contractual Obligations, Commercial Commitments and Contingencies

Our contractual obligations, commercial commitments and contingencies are mainly comprised of: long term purchase commitments for material, equipment and software license, take-or-pay type of agreements to outsource wafers from foundries, commercial agreements with customers, long term debt obligations, pension obligations and other long-term liabilities.

Off‑Balance Sheet Arrangements

We had no material off‑balance sheet arrangements as at September 26, 2020.

Impact of Recently Issued U.S. Accounting Standards

See Note 5 Recent Accounting Pronouncements to our Interim Consolidated Financial Statements.

Backlog and Customers

During the third quarter of 2020, our booking plus net frame orders increased compared to the second quarter of 2020. We entered the fourth quarter of 2020 with a backlog higher than the level we had when entering in the third quarter of 2020. Backlog (including frame orders) is subject to possible cancellation, push back and lower ratio of frame orders being translated into firm orders and, thus, it is not necessarily indicative of the amount of billings or growth to be registered in subsequent periods.

There is no guarantee that any customer will continue to generate revenues for us at the same levels as in prior periods. If we were to lose one or more of our key customers, or if they were to significantly reduce their bookings, not confirm planned delivery dates on frame orders in a significant manner or fail to meet their payment obligations, our operating results and financial condition could be adversely affected.

Disclosure Controls and Procedures

Evaluation

Our management, including the CEO and CFO, performed an evaluation of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rules 13a-15(e) and 15d-15(e) under the Securities and Exchange Act of 1934 (“Disclosure Controls”) as of the end of the period covered by this report. Disclosure Controls are controls and procedures designed to reasonably assure that information required to be disclosed in our reports filed under the Securities and Exchange Act of 1934, such as this periodic report, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms. Disclosure Controls are also designed to reasonably assure that such information is accumulated and communicated to our management, including the CEO and CFO, as appropriate to allow timely decisions regarding required disclosure. Our quarterly evaluation of Disclosure Controls includes an evaluation of certain components of our internal control over financial reporting, and internal control over financial reporting is also separately evaluated on an annual basis.

The evaluation of our Disclosure Controls included a review of the controls’ objectives and design, our implementation of the controls and their effect on the information generated for use in this periodic report. In the course of the controls evaluation, we reviewed identified data errors, errors in process flow or delay in communication, control problems or acts of fraud and sought to confirm that appropriate corrective actions, including process improvements, were being undertaken. This type of evaluation is performed at least on a quarterly basis so that the conclusions of management, including the CEO and CFO, concerning the effectiveness of the Disclosure Controls can be reported in our periodic reports on Form 6‑K and Form 20‑F. The components of our Disclosure Controls are also evaluated on an ongoing basis by our Internal Audit Department, which reports directly to our Audit Committee. The overall goals of these various evaluation activities are to monitor our Disclosure Controls, and to modify them as necessary. Our intent is to maintain the Disclosure Controls as dynamic systems that change as conditions warrant.

Based upon the controls evaluation, our CEO and CFO have concluded that, as of the end of the period covered by this periodic report, our Disclosure Controls were effective.

Changes in Internal Control over Financial Reporting

There were no changes to our internal control over financial reporting that occurred during the period covered by this report that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Limitations on Effectiveness of Controls

No system of internal control over financial reporting, including one determined to be effective, may prevent or detect all misstatements. It can provide only reasonable assurance regarding financial statement preparation and presentation. Also, projections of the results of any evaluation of the effectiveness of internal control over financial reporting into future periods are subject to inherent risk that the relevant controls may become inadequate due to changes in circumstances or that the degree of compliance with the underlying policies or procedures may deteriorate.

Other Reviews

We have sent this report to our Audit Committee, which had an opportunity to raise questions with our management and independent auditors before we submitted it to the Securities and Exchange Commission.

Cautionary Note Regarding Forward‑Looking Statements

Some of the statements contained in this Form 6-K that are not historical facts, particularly in “Business Overview” and in “Liquidity and Capital Resources—Financial Outlook: Capital Investment”, are statements of future expectations and other forward-looking statements (within the meaning of Section 27A of the Securities Act of 1933 or Section 21E of the Securities Exchange Act of 1934, each as amended) that are based on management’s current views and assumptions, and are conditioned upon and also involve known and unknown risks and uncertainties that could cause actual results, performance or events to differ materially from those anticipated by such statements due to, among other factors:

•	Changes in global trade policies, including the adoption and expansion of tariffs and trade barriers, that could affect the macro-economic environment and adversely impact the demand for our products;
•	Uncertain macro-economic and industry trends, which may impact end-market demand for our products;
•	Customer demand that differs from projections;
•	The ability to design, manufacture and sell innovative products in a rapidly changing technological environment;
•

Changes in economic, social, public health, labor, political, or infrastructure conditions in the locations where we, our customers, or our suppliers operate, including as a result of macroeconomic or regional events, military conflicts, social unrest, labor actions, or terrorist activities;

•	Unanticipated events or circumstances, which may impact our ability to execute our plans and/or meet the objectives of our R&D and manufacturing programs, which benefit from public funding;
•

The Brexit vote and the impact of the withdrawal of the U.K. may adversely affect business activity, political stability and economic conditions in the U.K., the Eurozone, the EU and elsewhere. The U.K. withdrawal from the EU took place on January 31, 2020 and the UK majority government is expected to complete Brexit even if no formal withdrawal agreement is in place with the EU by the end of the transition period running until December 31, 2020. The specific terms of the U.K. withdrawal from the EU are still uncertain and while we do not have material operations in the U.K. and have not experienced any material impact from Brexit on our underlying business to date, we cannot predict its future implications;

•	Financial difficulties with any of our major distributors or significant curtailment of purchases by key customers;
•	The loading, product mix, and manufacturing performance of our production facilities and/or our required volume to fulfill capacity reserved with suppliers or third party manufacturing providers;
•	Availability and costs of equipment, raw materials, utilities, third-party manufacturing services and technology, or other supplies required by our operations;
•

The functionalities and performance of our IT systems, which are subject to cybersecurity threats and which support our critical operational activities including manufacturing, finance and sales, and any breaches of our IT systems or those of our customers or suppliers;

•

Theft, loss, or misuse of personal data about our employees, customers, or other third parties, and breaches of global and local privacy legislation, including the EU’s General Data Protection Regulation (“GDPR”);

•	The impact of intellectual property (“IP”) claims by our competitors or other third parties, and our ability to obtain required licenses on reasonable terms and conditions;
•

Changes in our overall tax position as a result of changes in tax rules, new or revised legislation, the outcome of tax audits or changes in international tax treaties which may impact our results of operations as well as our ability to accurately estimate tax credits, benefits, deductions and provisions and to realize deferred tax assets;

•	Variations in the foreign exchange markets and, more particularly, the U.S. dollar exchange rate as compared to the Euro and the other major currencies we use for our operations;
•	The outcome of ongoing litigation as well as the impact of any new litigation to which we may become a defendant;
•	Product liability or warranty claims, claims based on epidemic or delivery failure, or other claims relating to our products, or recalls by our customers for products containing our parts;
•

Natural events such as severe weather, earthquakes, tsunamis, volcano eruptions or other acts of nature, the effects of climate change, health risks and epidemics such as the COVID-19 in locations where we, our customers or our suppliers operate;

•	Industry changes resulting from vertical and horizontal consolidation among our suppliers, competitors, and customers; and
•

The ability to successfully ramp up new programs that could be impacted by factors beyond our control, including the availability of critical third party components and performance of subcontractors in line with our expectations.

Such forward-looking statements are subject to various risks and uncertainties, which may cause actual results and performance of our business to differ materially and adversely from the forward-looking statements. Certain forward-looking statements can be identified by the use of forward-looking terminology, such as “believes”, “expects”, “may”, “are expected to”, “should”, “would be”, “seeks” or “anticipates” or similar expressions or the negative thereof or other variations thereof or comparable terminology, or by discussions of strategy, plans or intentions. Some of these risk factors are set forth and are discussed in more detail in “Item 3. Key Information” in our Form 20-F. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in our Form 20-F as anticipated, believed or expected. We do not intend, and do not assume any obligation, to update any industry information or forward-looking statements set forth in this Form 6-K to reflect subsequent events or circumstances.

Unfavorable changes in the above or other factors listed under “Item 3. Key Information” from time to time in our SEC filings, could have a material adverse effect on our business and/or financial condition.

STMICROELECTRONICS N.V.

UNAUDITED INTERIM CONSOLIDATED FINANCIAL STATEMENTS

STMicroelectronics N.V.

CONSOLIDATED STATEMENTS OF INCOME

	Nine Months Ended
	(Unaudited)
In million of U.S. dollars except per share amounts	September 26, 2020	September 28, 2019
Net sales	6,975	6,779
Other revenues	9	23
Net revenues	6,984	6,802
Cost of sales	(4,449)	(4,187)
Gross profit	2,535	2,615
Selling, general and administrative	(802)	(808)
Research and development	(1,126)	(1,111)
Other income and expenses, net	71	49
Impairment, restructuring charges and other related closure costs	(12)	(2)
Operating income	666	743
Interest income (expense), net	(12)	2
Other components of pension benefit costs	(8)	(12)
Income (loss) on equity-method investments	1	1
Loss on financial instruments, net	(26)	—
Income before income taxes and noncontrolling interest	621	734
Income tax expense	(96)	(93)
Net income	525	641
Net (income) loss attributable to noncontrolling interest	—	(1)
Net income attributable to parent company	525	640

Earnings per share (Basic) attributable to parent company stockholders	0.59	0.71
Earnings per share (Diluted) attributable to parent company stockholders	0.57	0.71

The accompanying notes are an integral part of these unaudited consolidated financial statements

STMicroelectronics N.V.

CONSOLIDATED STATEMENTS OF INCOME

	Three Months Ended
	(Unaudited)
In million of U.S. dollars except per share amounts	September 26, 2020	September 28, 2019
Net sales	2,663	2,547
Other revenues	3	6
Net revenues	2,666	2,553
Cost of sales	(1,707)	(1,586)
Gross profit	959	967
Selling, general and administrative	(273)	(267)
Research and development	(379)	(362)
Other income and expenses, net	24	(2)
Impairment, restructuring charges and other related closure costs	(2)	—
Operating income	329	336
Interest expense, net	(9)	(1)
Other components of pension benefit costs	(2)	(5)
Income (loss) on equity-method investments	1	—
Loss on financial instruments, net	(26)	—
Income before income taxes and noncontrolling interest	293	330
Income tax expense	(50)	(28)
Net income	243	302
Net (income) loss attributable to noncontrolling interest	(1)	—
Net income attributable to parent company	242	302

Earnings per share (Basic) attributable to parent company stockholders	0.27	0.34
Earnings per share (Diluted) attributable to parent company stockholders	0.26	0.34

The accompanying notes are an integral part of these unaudited consolidated financial statements

STMicroelectronics N.V.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Nine Months Ended
	(Unaudited)
In million of U.S. dollars	September 26, 2020	September 28, 2019
Net income	525	641
Other comprehensive income (loss), net of tax :
Currency translation adjustments arising during the period	66	(89)
Foreign currency translation adjustments	66	(89)
Net unrealized gains arising during the period	1	3
Net unrealized gains (losses) on securities	1	3
Net unrealized (losses) gains arising during the period	11	(59)
Less : reclassification adjustment for (income) losses included in net income	15	55
Net unrealized gains (losses) on derivatives	26	(4)
Net gains (losses) arising during the period	8	3
Defined benefit pension plans	8	3
Other comprehensive (loss) income, net of tax	101	(87)
Comprehensive income (loss)	626	554
Less : comprehensive income (loss) attributable to noncontrolling interest	—	1
Comprehensive income (loss) attributable to the company's stockholders	626	553

The accompanying notes are an integral part of these unaudited consolidated financial statements

STMicroelectronics N.V.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

	Three Months Ended
	(Unaudited)
In million of U.S. dollars	September 26, 2020	September 28, 2019
Net income	243	302
Other comprehensive income (loss), net of tax :
Currency translation adjustments arising during the period	78	(77)
Foreign currency translation adjustments	78	(77)
Net unrealized gains arising during the period	—	—
Net unrealized gains (losses) on securities	—	—
Net unrealized (losses) gains arising during the period	24	(39)
Less : reclassification adjustment for (income) losses included in net income	(8)	14
Net unrealized gains (losses) on derivatives	16	(25)
Net gains (losses) arising during the period	2	(1)
Defined benefit pension plans	2	(1)
Other comprehensive (loss) income, net of tax	96	(103)
Comprehensive income (loss)	339	199
Less : comprehensive income (loss) attributable to noncontrolling interest	1	—
Comprehensive income (loss) attributable to the company's stockholders	338	199

The accompanying notes are an integral part of these unaudited consolidated financial statements

STMicroelectronics N.V.

CONSOLIDATED BALANCE SHEETS

In million of U.S. dollars, except share amounts	September 26, 2020	December 31, 2019
	(Unaudited)	(Audited)
Assets
Current assets :
Cash and cash equivalents	2,714	2,597
Restricted cash	—	10
Short-term deposits	679	4
Marketable securities	134	133
Trade accounts receivable, net	1,433	1,380
Inventories	1,931	1,691
Other current assets	504	442
Total current assets	7,395	6,257
Goodwill	321	162
Other intangible assets, net	422	299
Property, plant and equipment, net	4,312	4,007
Non-current deferred tax assets	726	695
Long-term investments	10	11
Other non-current assets	580	437
	6,371	5,611
Total assets	13,766	11,868

Liabilities and equity
Current liabilities:
Short-term debt	983	173
Trade accounts payable	1,091	950
Other payables and accrued liabilities	865	831
Dividends payable to stockholders	82	58
Accrued income tax	105	52
Total current liabilities	3,126	2,064

Long-term debt	1,882	1,899
Post-employment benefit obligations	464	445
Long-term deferred tax liabilities	80	19
Other long-term liabilities	470	330
	2,896	2,693
Total liabilities	6,022	4,757

Commitment and contingencies

Equity
Parent company stockholders' equity
Common stock (preferred stock: 540,000,000 shares authorized, not issued; common stock: Euro 1.04 par value, 1,200,000,000 shares authorized, 911,239,420 shares issued, 903,184,398 shares outstanding)	1,157	1,157
Capital surplus	3,057	2,992
Retained earnings	3,019	2,747
Accumulated other comprehensive income	576	475
Treasury stock	(133)	(328)
Total parent company stockholders' equity	7,676	7,043
Noncontrolling interest	68	68
Total equity	7,744	7,111

Total liabilities and equity	13,766	11,868

The accompanying notes are an integral part of these unaudited consolidated financial statements

STMicroelectronics N.V.

CONSOLIDATED STATEMENTS OF EQUITY

In million of U.S. dollars, except per share amounts

	Common Stock	Capital Surplus	Treasury Stock	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Noncontrolling Interest	Total Equity

Balance as of December 31, 2018 (Audited)	1,157	2,843	(141)	1,991	509	65	6,424
Contribution of noncontrolling interest						8	8
Business combination						61	61
Repurchase of noncontrolling interest		4				(65)	(61)
Repurchase of common stock			(250)				(250)
Stock-based compensation expense		145	63	(63)			145
Comprehensive income (loss):
Net income				1,032		1	1,033
Other comprehensive income (loss), net of tax					(34)		(34)
Comprehensive income (loss)							999
Dividends to noncontrolling interest						(2)	(2)
Dividends, $0.24 per share				(213)			(213)
Balance as of December 31, 2019 (Audited)	1,157	2,992	(328)	2,747	475	68	7,111
Repurchase of common stock			(125)				(125)
Issuance of convertible bonds		184					184
Settlement of convertible bonds		(230)	219				(11)
Stock-based compensation expense		111	101	(101)			111
Comprehensive income (loss):
Net income (loss)				525			525
Other comprehensive income (loss), net of tax					101		101
Comprehensive income (loss)							626
Dividends, $0.168 per share				(152)			(152)
Balance as of September 26, 2020 (Unaudited)	1,157	3,057	(133)	3,019	576	68	7,744

The accompanying notes are an integral part of these unaudited consolidated financial statements

STMicroelectronics N.V.

CONSOLIDATED STATEMENTS OF CASH FLOWS

	Nine Months Ended
	(Unaudited)
In million of U.S. dollars	September 26, 2020	September 28, 2019
Cash flows from operating activities:
Net income	525	641
Items to reconcile net income and cash flows from operating activities:
Depreciation and amortization	668	634
Interest and amortization of issuance costs on convertible bonds	32	28
Interest paid on settled convertible bonds	(33)	—
Loss on financial instruments, net	26	—
Non-cash stock-based compensation	111	107
Other non-cash items	(90)	(82)
Deferred income tax	(12)	9
(Income) loss on equity-method investments	(1)	(1)
Impairment, restructuring charges and other related closure costs, net of cash payments	2	(15)
Changes in assets and liabilities:
Trade receivables, net	(50)	(111)
Inventories	(211)	(254)
Trade payables	135	11
Other assets and liabilities, net	69	126
Net cash from operating activities	1,171	1,093

Cash flows from investing activities:
Payment for purchase of tangible assets	(902)	(944)
Proceeds from sale of tangible assets	5	7
Proceeds from matured marketable securities	—	200
Investment in short-term deposits, net	(675)	—
Payment for purchase of intangible assets	(52)	(42)
Payment for purchase of financial assets	—	(2)
Proceeds from sale of equity investment	1	—
Payment for business acquisitions, net of cash and cash equivalents acquired	(107)	(76)
Net cash used in investing activities	(1,730)	(857)

Cash flows from financing activities:
Proceeds from long-term debt	1	281
Net proceeds from issuance of convertible bonds	1,567	—
Repayment of issued convertible bonds	(576)	—
Repayment of long-term debt	(40)	(2)
Repurchase of common stock	(125)	(187)
Dividends paid to stockholders	(128)	(161)
Proceeds from noncontrolling interests	—	7
Payment of withholding tax on vested shares	(31)	(17)
Net cash from (used in) financing activities	668	(79)
Effect of changes in exchange rates	(2)	(18)
Net cash increase	107	139
Cash, cash equivalents and restricted cash at beginning of the period	2,607	2,266
Cash, cash equivalents and restricted cash at end of the period	2,714	2,405

The accompanying notes are an integral part of these unaudited consolidated financial statements

STMicroelectronics N.V.

Notes to Interim Consolidated Financial Statements (Unaudited)

1.	The Company

STMicroelectronics N.V. (the "Company") is registered in the Netherlands with its corporate legal seat in Amsterdam, the Netherlands, and its corporate headquarters located in Geneva, Switzerland.

The Company is a global independent semiconductor company that designs, develops, manufactures and markets a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital and mixed-signal applications. In addition, the Company participates in the manufacturing value chain of smartcard products, which includes the production and sale of both silicon chips and smartcards.

2.	Fiscal Year

The Company’s fiscal year ends on December 31. Interim periods are established for accounting purposes on a thirteen-week basis.

The Company’s first quarter ended on March 28, its second quarter ended on June 27, its third quarter ended on September 26, and its fourth quarter will end on December 31.

3.	Basis of Presentation

The accompanying Unaudited Interim Consolidated Financial Statements of the Company have been prepared in conformity with accounting principles generally accepted in the United States of America (“U.S. GAAP”), consistent in all material respects with those applied for the year ended December 31, 2019, except for the effects of adopting new accounting guidance effective on January 1, 2020, as described in Note 5. The interim financial information is unaudited but reflects all normal adjustments which are, in the opinion of management, necessary to provide a fair statement of results for the periods presented. The results of operations for the interim period are not necessarily indicative of the results to be expected for the entire year.

All balances and values in the current and prior periods are in millions of U.S. dollars, except share and per-share amounts.

The accompanying Unaudited Interim Consolidated Financial Statements do not include certain footnotes and financial disclosures normally required on an annual basis under U.S. GAAP. Therefore, these interim financial statements should be read in conjunction with the Consolidated Financial Statements in the Company’s Annual Report on Form 20-F for the year ended December 31, 2019, as filed with the U.S. Securities and Exchange Commission (the “SEC”) on February 26, 2020. However, they include mandatory disclosures required by accounting pronouncements effective on January 1, 2020, as further described in Note 5.

4.	Use of Estimates

The preparation of financial statements in accordance with U.S. GAAP requires management to make estimates and assumptions. The primary areas that require significant estimates and judgments by management include, but are not limited to:

•	sales returns and allowances,
•	inventory obsolescence reserves and normal manufacturing capacity thresholds to determine costs capitalized in inventory,
•	recognition and measurement of loss contingencies,

•	valuation at fair value of assets acquired, including intangibles, goodwill, investments, tangible assets, and liabilities assumed, including deferred consideration on business acquisitions,
•

annual and trigger-based impairment review of goodwill and intangible assets, as well as the assessment, in each reporting period, of events which could trigger impairment testing on long-lived assets,

•	assumptions used in measuring expected credit losses and impairment charges on financial assets,
•	recognition and measurement of restructuring charges and other related exit costs,
•	assumptions used in assessing the number of awards expected to vest on stock-based compensation plans,
•	assumptions used in calculating pension obligations and other long-term employee benefits,
•	allocation between debt and equity of the various components of an issued hybrid instrument and measurement at fair value of the liability component based on an income approach, and
•

determination of the income tax expense estimated on the basis of the projected taxable amount for the full year, including deferred income tax assets, valuation allowance and provisions for uncertain tax positions and claims.

The Company bases the estimates and assumptions on historical experience and on various other factors such as market trends, market information used by market participants and the latest available business plans that it believes to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities. While the Company regularly evaluates its estimates and assumptions, the actual results experienced by the Company could differ materially and adversely from those estimates.

5.	Recent Accounting Pronouncements

Accounting pronouncements effective in 2020

Expected credit losses on financial assets

The Company adopted on January 1, 2020 ASC 326 new guidance on measuring credit losses for financial instruments, by applying the transitional modified-retrospective approach, which requires that any cumulative-effect adjustment is recorded in retained earnings as at transition date. The objective of the new guidance is to provide financial statement users with more decision-useful information about the expected credit losses on financial instruments, primarily financial assets measured at amortized cost and available-for-sale (“AFS”) debt securities, and other commitments to extend credit held by a reporting entity at each reporting date. The amended guidance replaces the past methodology with an approach that reflects expected credit losses and requires consideration of a broader range of reasonable and supportable information to communicate credit losses estimates. The new guidance defines a current expected credit losses (“CECL”) model for financial assets measured at amortized cost, including held-to-maturity (“HTM”) debt securities; net investments in leases; and other off-balance sheet credit exposures not accounted for as insurance. It also defines an impairment model for AFS debt securities and the initial recognition of purchased credit-deteriorated (“PCD”) financial assets. Finally, the new guidance sets forth the impairment of beneficial interests in securitized financial assets.

The Company did not report upon adoption and as at September 26, 2020 any PCD financial assets, beneficial interests in securitized financial assets, HTM debt securities, net investments in leases, reinsurance receivables, receivables that relate to repurchase agreements and securities lending transactions or any off-balance sheet credit exposures. The main categories of financial assets measured at amortized cost within the scope of the new CECL model, as reported by the Company at adoption and quarter-end dates, were cash equivalents, short-term deposits, trade accounts receivable and other receivables. Concerning instruments for which the new AFS debt security impairment model applies, the Company only reported U.S. Treasury Bonds held as marketable securities and classified as AFS debt securities. The Company applied the zero-nonpayment risk practical expedient permitted by the new guidance when measuring CECL on state receivables. The same zero-credit loss assumption will be applied on U.S. Treasury Bonds in case of future decline in fair value. Allowances recorded, in compliance with prior practice, on financial assets measured at amortized cost, including the allowance account for trade accounts receivable, already represented the best estimate of expected credit losses reported at transition date. Based on these facts, no cumulative effect adjustment was recorded in retained earnings upon adoption since the new guidance did not have, as expected, any material impact on the measurement of the financial assets held by the Company. Current expected credit losses allowance for trade accounts receivable, which amounted to $16 million as at January 1, 2020 and September 26, 2020, is further detailed in Note 13.

Implementation costs incurred in a cloud computing arrangement (“CCA”)

The Company adopted on January 1, 2020, the new guidance which clarifies the accounting for costs of implementation activities performed in a CCA that is a service contract. The amended guidance aligns the requirements for capitalizing implementation costs incurred in a hosting arrangement that is a service contract with the requirements for capitalizing implementation costs incurred to develop or obtain internal-use software (and hosting arrangements that include an internal-use software license). The Company elected to apply the new guidance prospectively to all implementation costs incurred in CCA existing on or after January 1, 2020. The new guidance did not have, as expected, any material impact on the Company’s consolidated financial statements since the major part of existing and new CCA that are service contracts did not generate significant implementation costs. The new guidance is similar to past practice when applied to the most significant implementation activities incurred in existing CCA.

Accounting for goodwill impairment

The Company adopted on January 1, 2020, the new guidance which simplifies the accounting for goodwill impairment. The new guidance removes step 2 of the goodwill impairment test, which requires a hypothetical purchase price allocation. A goodwill impairment is now the amount by which a reporting unit’s carrying value exceeds its fair value. The Company applied the amended guidance during the third quarter of 2020 when it performed its annual impairment campaign. The new guidance did not have any material impact on the outcome of the annual impairment test and no material impact is expected on future accounting for goodwill from the application of the new guidance.

Accounting pronouncements that are not yet effective and have not been adopted by the Company

In March 2020, the FASB provided optional guidance for a limited period of time to ease the potential burden in accounting for (or recognizing the effects of) reference rate reform on financial reporting. The Reference Rate Reform is expected to result in the discontinuance of LIBOR and other interest rate indexes at the end of 2021. The transition away from those rates will impact debt instruments, derivatives and other contracts with payments based on those rates, as existing contracts will be modified. These contractual modifications may have accounting implications on the measurement of contracts referring to those rates and on existing hedging transactions on which hedge accounting is applied. The optional guidance provides relief through optional exemptions on the transition to new reference rates. One optional exemption is to account for a modified contract as a continuation of an existing contract without performing a detailed analysis. Other exemptions are permitted on hedge accounting in order to avoid discontinuance of existing hedge accounting transactions due to modification of critical terms in the hedge relationship. The Company will apply the first optional exemption described above on outstanding debt and other contracts for which the change in reference rates will imply a modification of existing contractual terms. The Company is not expected to be further impacted by the Reference Rate Reform as it does not report any hedging relationship (e.g. hedge of debt instruments) that are directly affected by the interest rate benchmark reform.

In August 2020, the FASB issued new guidance on distinguishing liabilities from equity and EPS, to simplify an issuer’s accounting for convertible instruments by eliminating the cash conversion and beneficial conversion feature models in ASC 470-20 that require separate accounting for embedded conversion features. The guidance also simplifies the settlement assessment that issuers perform to determine whether a contract in their own equity qualifies for equity classification. Finally, the guidance requires entities to use in the calculation of the diluted EPS the if-converted method for all convertible instruments and to include the effect of share settlement for instruments that may be settled in cash or shares. The new guidance is effective for public companies for annual periods beginning after December 15, 2021, with early adoption permitted in fiscal years beginning after December 15, 2020. The Company is currently assessing the impact the new guidance will have on its consolidated financial statements, as Tranche B senior unsecured convertible bonds issued on July 3, 2017 and the dual-tranche senior unsecured convertible bonds issued on August 4, 2020 are convertible instruments with cash conversion features in the scope of the new guidance.

6.	Other Income and Expenses, Net

Other income and expenses, net consisted of the following:

	Three Months Ended		Nine Months Ended
	September 26, 2020	September 28, 2019	September 26, 2020	September 28, 2019
Research and development funding	28	14	88	64
Exchange gain (loss), net	2	(1)	6	(1)
Phase-out and start-up costs	—	(15)	(8)	(22)
Patent costs	(2)	(1)	(5)	(1)
Gain on sale of non-current assets	2	—	14	6
COVID-19 incremental costs	(5)	—	(23)	—
Other, net	(1)	1	(1)	3
Total	24	(2)	71	49

The Company receives significant public funding from governmental agencies in several jurisdictions. Public funding for research and development is recognized ratably as the related costs are incurred once the agreement with the respective governmental agency has been signed and all applicable conditions have been met.

Exchange gains and losses, net, represent the portion of exchange rate changes on transactions denominated in currencies other than an entity’s functional currency and the changes in fair value of trading derivative instruments which are not designated as hedge and which have a cash flow effect related to operating transactions, as described in Note 27.

Phase-out costs are costs incurred during the closing stage of a Company’s manufacturing facility. They are treated in the same manner as start-up costs. Start-up costs represent costs incurred in the start-up and testing of the Company’s new manufacturing facilities, before reaching the earlier of a minimum level of production or six months after the fabrication line’s quality certification.

Patent costs include legal and attorney fees and payment for claims, patent pre-litigation consultancy and legal fees. They are reported net of settlements, if any, which primarily include reimbursements of prior patent litigation costs.

During the first nine months of 2020 and 2019, the Company sold certain non-strategic assets, which generated a gain of $14 million and $6 million, respectively.

COVID-19 incremental costs are mainly composed of purchases of medical disposables, such as masks and sanitizers and other expenses related to sanitary measures undertaken to protect employees during the COVID-19 pandemic.

7.	Impairment, Restructuring Charges and Other Related Closure Costs

Impairment, restructuring charges and other related closure costs incurred in the first nine months of 2020 are summarized as follows:

	Nine Months Ended on September 26, 2020
	Impairment	Restructuring charges	Other related closure costs	Total impairment, restructuring charges and other related closure costs
Set-top Box restructuring plan	—	—	—	—
Bouskoura restructuring plan	—	(8)	—	(8)
Long-lived assets impairment charge	(4)	—	—	(4)
Total	(4)	(8)	—	(12)

The Company did not incur any significant impairment, restructuring charges and other related closure costs in the first nine months of 2019.

Impairment charges

In the first nine months of 2020, the Company recorded a $4 million impairment charge, primarily on licenses dedicated exclusively to certain development projects that were canceled, while no alternative future use was identified internally.

During the third quarter of 2020 and 2019, the Company conducted its annual impairment test, which did not result in any significant impairment loss.

Restructuring charges and other related closure costs

Provisions for restructuring charges and other related closure costs as at September 26, 2020 are summarized as follows:

	Set-top Box restructuring plan	Bouskoura restructuring plan	Total
Provision as at December 31, 2019	11	—	11
Charges incurred in 2020	—	8	8
Amounts paid	(6)	(4)	(10)
Provision as at September 26, 2020	5	4	9

•	Set-top Box restructuring plan

In 2016, the Company announced its decision to cease the development of new platforms and standard products for set-top-box and home gateway products. This decision implied a global workforce review of approximately 1,400 employees worldwide, which included about 430 employees in France through a voluntary departure plan, about 670 employees in Asia and about 120 employees in the United States of America.

The Set-top Box restructuring plan was expected to result in pre-tax charges of approximately $170 million. Since inception, restructuring charges, totaling $133 million, were incurred as of September 26, 2020. The plan was substantially completed in 2018 in all locations. The Company still incurs payments related to the voluntary plan in France.

•	Bouskoura restructuring plan

In the fourth quarter of 2019, management committed to a restructuring plan impacting its back-end activities. A voluntary plan involving a reduction in force representing approximately 150 employees was announced in Bouskoura, Morocco, in December 2019, in compliance with local legislation. The Company recorded in the first nine months of 2020 a restructuring charge totaling $8 million for this plan, corresponding to the voluntary termination benefits to be paid to 179 employees who signed the offer for voluntary leave in the first nine months ended September 26, 2020.

The Bouskoura restructuring plan was expected to result in pre-tax charges of approximately $7 million. It has been substantially completed at the end of the third quarter of 2020.

8.	Interest Income (Expense), Net

Interest income (expense), net consisted of the following:

	Three Months Ended		Nine Months Ended
	September 26, 2020	September 28, 2019	September 26, 2020	September 28, 2019
Income	6	13	28	43
Expense	(15)	(14)	(40)	(41)
Total	(9)	(1)	(12)	2

Interest income is related to the cash and cash equivalents, short-term deposits and marketable securities held by the Company. Interest expense recorded in the first nine months of 2020 included a charge of $31 million on the  senior unsecured convertible bonds issued on July 3, 2017 and a charge of $3 million on the senior unsecured convertible bonds issued on August 4, 2020, that was mainly a non-cash interest expense resulting from the accretion of interest on the liability component.

Convertible debt, including the settlement of Tranche A of the senior unsecured convertible bonds issued on July 3, 2017, is further described in Note 22.

Net interest includes also charges related to the banking fees and the sale of trade and other receivables.

9.	Income Taxes

Income tax expense is as follows:

	Three Months Ended		Nine Months Ended
	September 26, 2020	September 28, 2019	September 26, 2020	September 28, 2019
Income tax expense	(50)	(28)	(96)	(93)

The annual estimated effective tax rate method was applied, as management believes it provides a reliable estimate of the expected 2019 and 2020 income tax expense on an interim basis. The Company registered an income tax expense of $50 million and $96 million during the third quarter and first nine months of 2020, respectively, reflecting the estimated annual effective tax rate in each of its jurisdictions, applied to the first nine months of 2020 consolidated profit before taxes. In addition, the Company’s income tax expense included the estimated impact of provisions related to potential tax positions which have been considered uncertain.

In the third quarter of 2020, the Company recorded a deferred tax liability amounting to $30 million upon initial recognition of the senior unsecured convertible bonds issued on August 4, 2020. Both the premium received upon issuance and the debt discount recorded on the liability component have been identified as temporary differences for tax purposes. The $30 million deferred tax liability was recorded as a deduction of the equity component reported in capital surplus in the consolidated statements of equity. The initial recognition of the senior unsecured convertible bonds is further described in Note 22.

At each reporting date, the Company assesses all material open income tax positions in all tax jurisdictions to determine any uncertain tax position. The Company uses a two-step process for the evaluation of uncertain tax positions. The first step consists in determining whether a benefit may be recognized; the assessment is based on a sustainability threshold. If the sustainability is lower than 50%, a full provision should be accounted for. In case of a sustainability threshold in step one higher than 50%, the Company must perform a second step in order to measure the amount of recognizable tax benefit, net of any liability for tax uncertainties. The measurement methodology in step two is based on a “cumulative probability” approach, resulting in the recognition of the largest amount that is greater than 50% likely of being realized upon settlement with the taxing authorities.

10.	Earnings per Share

Basic net earnings per share (“EPS”) is computed based on net income attributable to parent company stockholders using the weighted average number of common shares outstanding during the reported period; the number of outstanding shares does not include treasury shares. Diluted EPS is computed using the weighted average number of common shares and dilutive potential common shares outstanding during the period, such as stock issuable pursuant to the exercise of stock options outstanding, unvested shares granted and the conversion of convertible debt.

	Three Months Ended		Nine Months Ended
	September 26, 2020	September 28, 2019	September 26, 2020	September 28, 2019

Basic EPS

Net income attributable to parent company	242	302	525	640
Weighted average number of shares outstanding	893,846,468	895,133,698	890,760,418	895,032,334

Basic EPS	0.27	0.34	0.59	0.71

Diluted EPS
Net income attributable to parent company	242	302	525	640

Weighted average number of shares outstanding	893,846,468	895,133,698	890,760,418	895,032,334
Dilutive effect of stock awards	6,266,152	4,964,050	8,971,818	6,539,875
Dilutive effect of convertible bonds	21,397,369	—	16,630,350	—
Number of shares used in calculating diluted EPS	921,509,989	900,097,748	916,362,586	901,572,209

Diluted EPS	0.26	0.34	0.57	0.71

In application of the treasury method implying that the Company intends to settle the convertible bonds on a net-share basis, there was no dilutive effect of the senior unsecured convertible bonds issued on August 4, 2020 in the first nine months diluted Earnings per Share since the conversion features were out-of-the-money. Dilutive effect of convertible bonds presented in the table above is related to the senior unsecured convertible bonds issued on July 3, 2017.

For the nine months ended September 28, 2019, there was no dilutive effect of the senior unsecured convertible bonds issued on July 3, 2017, since the conversion features were out-of-the-money.

11.	Accumulated Other Comprehensive Income (“AOCI”)

The table below details the changes in AOCI attributable to the company’s stockholders by component, net of tax, for the nine months ended September 26, 2020:

	Gains (Losses) on Cash Flow Hedges	Gains (Losses) on Available- For-Sale Debt Securities	Defined Benefit Pension Plan Items	Foreign Currency Translation Adjustments (“CTA”)	Total
December 31, 2019	(3)	1	(223)	646	421
Cumulative tax impact	—	—	54	—	54
December 31, 2019, net of tax	(3)	1	(169)	646	475
OCI before reclassifications	13	1	—	66	80
Amounts reclassified from AOCI	17	—	10	—	27
OCI for the Nine Months Ended September 26, 2020	30	1	10	66	107
Cumulative tax impact	(4)	—	(2)	—	(6)
OCI for the Nine Months Ended September 26, 2020, net of tax	26	1	8	66	101
September 26, 2020	27	2	(213)	712	528
Cumulative tax impact	(4)	—	52	—	48
September 26, 2020, net of tax	23	2	(161)	712	576

Items reclassified out of Accumulated Other Comprehensive Income for the nine months period ended September 26, 2020 are listed in the table below:

Details about AOCI components	Amounts reclassified from AOCI	Affected line item in the statement where net income (loss) is presented
Gains (losses) on cash flow hedges
Foreign exchange derivative contracts	(14)	Cost of sales
Foreign exchange derivative contracts	(1)	Selling, general and administrative
Foreign exchange derivative contracts	(2)	Research and development
	2	Income tax benefit (expense)
	(15)	Net of tax
Defined benefit pension plan items
Amortization of actuarial gains (losses)	(10)	Other components of pension benefit costs(1)
	2	Income tax benefit (expense)
	(8)	Net of tax
Total reclassifications for the period attributable to the Company’s stockholders	(23)	Net of tax

(1)These items are included in the computation of net periodic pension cost, as described in Note 23.

12.	Marketable Securities

Changes in the balance of marketable securities, as reported in current assets on the consolidated balance sheets as at September 26, 2020 and December 31, 2019 are detailed in the table below:

	December 31, 2019	Purchase	Sale / Redemption	Change in fair value included in OCI* for available -for-sale marketable securities	September 26, 2020
U.S. Treasury debt securities	133	—	—	1	134
Total	133	—	—	1	134

* Other Comprehensive Income

As at September 26, 2020, the Company held $134 million of U.S. Treasury Bonds, all transferred to financial institutions with high credit rating. These transactions were concluded in compliance with the Company’s policy to optimize the return yield on its short-term investments, always placed with institutions with high credit rating. The Company, acting as the securities lender, does not hold any collateral on the unsecured securities lending transactions.

The debt securities had an average rating of Aaa/AA+/AAA from Moody’s, S&P and Fitch, respectively and an average maturity of 0.8 years. The debt securities were reported as current assets on the line “Marketable Securities” on the consolidated balance sheet as at September 26, 2020, since they represented investments of funds available for current operations. The bonds were classified as available-for-sale and recorded at fair value as at September 26, 2020. This fair value measurement corresponds to a Level 1 fair value hierarchy measurement. The aggregated amortized cost basis of these securities totaled $132 million as at September 26, 2020.

The Company adopted on January 1, 2020 the new ASC 326 guidance which provides a modified impairment model applicable to available-for-sale debt securities. The new credit impairment model does not significantly differ from the previous “Other-than-temporary impairment” model (“OTTI”) defined in prior guidance. The new model retains the same criteria, while it does not take into consideration the length of time during which the fair value has been lower than amortized cost when assessing the existence of a credit loss. At adoption date and as at

September 26, 2020, the fair value of the U.S. Treasury Bonds was higher than the amortized cost of the debt securities. Consequently, no impairment had occurred, and no allowance was recognized as at September 26, 2020.

To optimize the return yield on its short-term investments, the Company also invested $679 million of available cash in short-term deposits in the first nine months of 2020. These short-term deposits represent cash equivalents with original maturity beyond three months and no significant risk of changes in fair value.

13.	Trade Accounts Receivable, Net

Trade accounts receivable, net consisted of the following:

	As at	As at
	September 26, 2020	December 31, 2019
Trade accounts receivable	1,449	1,396
Current expected credit losses allowance ("CECLA")*	(16)	(16)
Total	1,433	1,380

* Allowance for doubtful accounts as at December 31, 2019

Prior to the adoption of the new ASC 326 guidance, the Company reported trade accounts receivable net of allowance for doubtful accounts. The Company evaluated its customers’ financial condition periodically and recorded an allowance for any specific account it considered as doubtful. Additionally, the Company maintained an allowance for doubtful accounts for estimated losses resulting from its customers’ inability to make required payments. The carrying amount of the receivable was thus reduced by an allowance account, and the amount of the corresponding charge was recognized in the line “Selling, general and administrative” in the consolidated statements of income. Subsequent recoveries, if any, of amounts previously provided for were credited against the same line in the consolidated statements of income. When a trade receivable was uncollectible, it was written-off against the allowance account for trade accounts receivable.

With the adoption of the ASC 326 guidance starting January 1, 2020, the Company uses a lifetime expected losses allowance for all trade receivables. Adjustments to the expected credit losses allowance are still reported in the line “Selling general and administrative” in the consolidated statements of income. To measure the expected credit losses, trade receivables are grouped within six credit risk categories, according to their credit limits and in line with credit risk determined by independent credit agencies on these categories. The Company has concluded that the expected loss rates for trade receivables reasonably approximate failure rates as determined by these independent agencies.

Based on the new ASC 326 requirement, the CECLA also includes reasonable assumptions about future credit trends. The historical loss rates are adjusted to reflect current and forward-looking information on macroeconomic factors affecting the ability of the Company’s customers to settle the receivables. In addition to the factors already embedded in the failure rates as determined by independent credit agencies, the Company has identified cyclicality and uncertainties around continued growth for the semiconductor industry and its serviceable available market to be the most relevant factors. These factors are weighted into four different economic scenarios, in line with estimates and methodologies applied by other business entities, including financial institutions. These scenarios range from upside scenario (above-trend economic growth) to severe downside (recession). At adoption date, major weight was given to the baseline and mild downside scenarios, with no significant adjustment to the allowance for doubtful accounts. As at September 26, 2020, following the uncertainties arising from COVID-19 pandemic and the impact it may have on future economic and market conditions, major weight was given to the mild downside and severe downside scenarios, with no significant adjustments to the expected credit losses rates as used in the measurement of the allowance for trade accounts receivable.

On that basis, the changes in reported CECLA for the period ended September 26, 2020 are presented below:

Nine Months Ended
September 26, 2020
Allowance for doubtful accounts as at December 31, 2019 (under prior ASC 326)	(16)
Amount recognized through opening retained earnings upon new ASC 326	—
CECLA as at December 31, 2019 (under new ASC 326)	(16)
Current-period adjustment to CECLA	—
CECLA as at September 26, 2020	(16)

From time to time, the Company enters into factoring transactions to accelerate the realization in cash of some trade accounts receivable. During the first nine months of 2020, no trade accounts receivable were sold without recourse as compared to $75 million of trade accounts receivable sold without recourse during the first nine months of 2019.

14.	Inventories

Inventories consisted of the following:

	September 26, 2020	December 31, 2019
Raw materials	175	137
Work-in-process	1,157	1,104
Finished products	599	450
Total	1,931	1,691

Reserve for obsolescence is estimated for excess uncommitted inventories based on the previous quarter’s sales, backlog of orders and production plans.

15.	Business Combinations

2020 Acquisitions

In the second quarter of 2020, the Company closed the acquisition of French Gallium Nitride (GaN) innovator Exagan. Exagan’s expertise in epitaxy, product development and application know-how will broaden and accelerate ST’s power GaN roadmap and business for automotive, industrial and consumer applications. Exagan acquisition has been accounted for as a business combination. The activities of this business are included in the Automotive and Discrete Group (ADG) reportable segment.

In the third quarter of 2020, the Company closed the acquisitions of the entire share capital of Ultra Wide Band specialist BeSpoon, of the cellular IoT connectivity assets of Riot Micro and of the radio-frequency assets of Somos. After closing these transactions, the Company will further strengthen its offer for wireless connectivity in the roadmap for STM32 microcontrollers and secure MCUs. These three acquisitions have been accounted for as business combinations. The activities of these businesses are included in the Microcontrollers and Digital ICs Group (MDG) reportable segment.

As of September 26, 2020, the purchase price allocation of the above business acquisitions was subject to finalization. The preliminary fair value at acquisition date of the identifiable assets acquired and liabilities assumed were as follows:

Fair value recognized at acquisition date
Property, plant and equipment	1
Technologies and licenses	117
Deferred tax assets	5
Deferred tax liabilities	(18)
Net working capital	(4)
Goodwill(1)	142
Total net assets at fair value	243
Purchase consideration	243

(1)	The items that generated goodwill are workforce, synergies, future products and access to new markets. The goodwill is allocated to the ADG and MDG reportable segments as described in Note 16.

For these business acquisitions, the Company reported $97 million cash outflow in the line “Payment for business acquisitions, net of cash and cash equivalents acquired” in the consolidated statement of cash flows for the period ended September 26, 2020.

2019 Acquisitions

In 2019, the Company acquired the Swedish silicon carbide (SiC) wafer manufacturer Norstel AB (“Norstel”). This acquisition extends the Company’s silicon carbide ecosystem and strengthens the Company’s flexibility to serve fast growing automotive and industrial applications. The purchase consideration, net of $1 million of cash acquired, was funded with available cash. The full acquisition was executed in two stages. On February 6, 2019, the Company acquired 55% of Norstel’s common stock, obtaining control over the entity. The fair value of the business as a whole was estimated at $138 million, of which $77 million was paid by the Company for its majority stake, with an option to acquire the remaining 45% at a later date, subject to certain conditions. On December 2, 2019, the Company exercised its option to acquire the remaining 45% stake. The Company paid $51 million to complete the closing of the full acquisition. An amount of $10 million was held in an escrow account as protection for any claims, and reported as current restricted cash in the consolidated balance sheet as at December 31, 2019. The escrow amount was released to the seller in 2020 and the amount paid was reported in the line “Payment for business acquisitions, net of cash and cash equivalents acquired” in the consolidated statement of cash flows for the period ended September 26, 2020.

Norstel acquisition has been accounted for as a business combination. The activities of this business are included in the Automotive and Discrete Group (ADG) reportable segment. The purchase price allocation was finalized in 2020, and resulted in recognition of a deferred tax liability of $18 million associated with the acquired technology in process, as well as a deferred tax asset of $4 million arising from Norstel’s net operating losses. A corresponding $14 million increase in goodwill was recorded in the first nine months of 2020, resulting in $57 million of total goodwill recognized on the acquisition. The fair value of the identifiable assets acquired and liabilities assumed from Norstel were as follows:

	Fair value recognized at acquisition date	Measurement period adjustments	Fair value recognized as a result of acquisition
Property, plant and equipment	11	—	11
Technology in process	86	—	86
Deferred tax assets	—	4	4
Deferred tax liabilities	—	(18)	(18)
Net working capital	(2)	—	(2)
Goodwill(1)	43	14	57
Total net assets at fair value	138	—	138
Purchase consideration	138	—	138

(1)

The primary item that generated goodwill is the value of the future synergies between Norstel technology in silicon carbide and the Company, which do not qualify as a separately identified intangible asset. The goodwill is allocated to the ADG reportable segment.

16.	Goodwill

Goodwill allocated to reportable segments and changes in the carrying amount of goodwill were as follows:

	Automotive and Discrete Group (ADG)	Analog, MEMS & Sensors Group (AMS)	Microcontrollers and Digital ICs Group (MDG)	Total
December 31, 2019	43	2	117	162
Business combinations	37	—	119	156
Foreign currency translation	1	—	2	3
September 26, 2020	81	2	238	321

As described in Note 15, the 2020 acquisitions resulted in the recognition of $142 million in goodwill which has been included in the ADG and MDG segments to align the goodwill of the acquired businesses with the segments for which the related activities will be reported.

In addition, changes in the carrying amount of goodwill in the first nine months of 2020 include $14 million increase related to the 2019 acquisition of Norstel following finalization of the purchase price allocation in 2020.

17.	Other Intangible Assets

Other intangible assets consisted of the following:

September 26, 2020	Gross Cost	Accumulated Amortization	Net Cost
Technologies & licenses	916	(606)	310
Purchased & internally developed software	520	(450)	70
Technologies in progress	42	—	42
Other intangible assets	69	(69)	—
Total	1,547	(1,125)	422

December 31, 2019	Gross Cost	Accumulated Amortization	Net Cost
Technologies & licenses	699	(578)	121
Purchased & internally developed software	486	(427)	59
Technologies in progress	119	—	119
Other intangible assets	70	(70)	—
Total	1,374	(1,075)	299

As described in Note 15, the acquisitions completed in the first nine months of 2020 resulted in the recognition of technologies of $117 million, reported in the line “Technologies & licenses” as at September 26, 2020. Furthermore, the 2019 acquisition of Norstel resulted in the recognition of technology in process of $86 million, reported in the line “Technologies in progress” as at December 31, 2019. The acquired technology is reported in the line “Technologies & licenses” as at September 26, 2020.

The line “Technologies in progress” in the table above also includes internally developed software under construction and software not ready for use.

Amortization expense was $56 million and $50 million for the first nine months of 2020 and 2019, respectively.

The estimated amortization expense of the existing intangible assets for each period is expected to be as follows:

Year
Remainder of 2020	25
2021	87
2022	72
2023	55
2024	42
Thereafter	141
Total	422

18.	Property, Plant and Equipment

Property, plant and equipment consisted of the following:

September 26, 2020	Gross Cost	Accumulated Depreciation	Net Cost
Land	82	—	82
Buildings	955	(538)	417
Facilities & leasehold improvements	3,367	(2,895)	472
Machinery and equipment	16,033	(13,329)	2,704
Computer and R&D equipment	388	(340)	48
Operating lease right-of-use assets	294	(105)	189
Other tangible assets	121	(95)	26
Construction in progress	374	—	374
Total	21,614	(17,302)	4,312

December 31, 2019	Gross Cost	Accumulated Depreciation	Net Cost
Land	78	—	78
Buildings	905	(505)	400
Facilities & leasehold improvements	3,193	(2,762)	431
Machinery and equipment	15,336	(12,790)	2,546
Computer and R&D equipment	382	(335)	47
Operating lease right-of-use assets	266	(60)	206
Other tangible assets	110	(93)	17
Construction in progress	282	—	282
Total	20,552	(16,545)	4,007

The line “Construction in progress” in the table above includes property, plant and equipment under construction and equipment under qualification before operating.

The depreciation charge was $612 million and $584 million for the first nine months of 2020 and 2019, respectively.

As described in Note 15, in 2019, the acquisition of Norstel resulted in the recognition of property, plant and equipment of $11 million.

19.	Leasing

A lease contract is a contract, or part of a contract, that conveys the right to control the use of identified property, plant, or equipment (an identified asset) for a period of time in exchange for consideration. The Company determines if an arrangement is a lease at inception. Operating leases are included in operating lease right-of-use assets within plant, property and equipment. Current operating lease liabilities are included in other payables and accrued liabilities, while noncurrent operating lease liabilities are included in other long-term liabilities in the Company’s consolidated balance sheet. Finance leases are included in property and equipment and long-term debt.

Right-of-use assets represent the Company’s right to use an underlying asset for the lease term and lease liabilities represent the Company’s obligation to make lease payments arising from the lease. Right-of-use assets and liabilities are recognized at the lease commencement date based on the estimated present value of lease payments over the lease term.

The right-of-use asset is a nonmonetary asset while the lease liability is a monetary liability. When accounting for a lease that is denominated in a foreign currency, the lease liability is remeasured using the current exchange rate, while the right-of-use asset is measured using the exchange rate as of the commencement date.

The Company leases land, buildings, cars and certain equipment (including IT equipment) which have remaining lease terms between less than one year and 50 years. Certain lease contracts contain options to extend the leases by up to 30 years, which the Company has included in the lease term when it is reasonably certain for the Company to exercise that option. In addition, the Company made an accounting policy election for all the asset classes to not account for the short-term leases. A short-term lease is defined as a lease that, at the commencement date, has a lease term of 12 months or less and does not include an option to purchase the underlying asset that the lessee is reasonably certain to exercise. The short-term lease election can only be made at the commencement date.

The Company does not separate lease and non-lease components and instead accounts for each separate lease component and the non-lease components associated with that lease component as a single lease component. This practical expedient is applied to the real estate (land and buildings), equipment, IT and cars.

Variable lease payments that depend on an index or a rate are included in the lease payments and are measured using the prevailing index or rate at the measurement date (January 1, 2019 for initial measurement of the leases existing at new lease accounting adoption date and commencement date for subsequent lease contracts). Changes to index and rate-based variable lease payments are recognized in profit or loss in the period of the change.

Lease contracts with a sum of lease payments not exceeding $5,000 have been excluded from the capitalization in the balance sheet.

Significant assumptions and judgements may be made in applying the requirements of lease accounting, such as the exercise of extension options and determination of discount rates.

Discount rates

The rate implicit in the lease should be used whenever that rate is readily determinable. In most cases, this rate is not readily determinable and the Company used its incremental borrowing rate, which was derived from information available at the lease commencement date, in determining the present value of lease payments. The Company gives consideration to its recent debt issuances as well as publicly available data for instruments with similar characteristics when calculating its incremental borrowing rates. Due to immateriality of any intra-quarter discount rate changes, the Company determines the discount rate based on the mid-quarter date.

As of September 26, 2020 and December 31, 2019, finance lease right-of-use assets were less than $1 million. The below information is presented for the operating leases only.

Operating leases consisted of the following:

	As at	As at
	September 26, 2020	December 31, 2019
Assets
Right-of-use assets	189	206
Total right-of-use assets	189	206

Lease liabilities
Current	54	55
Noncurrent	136	152
Total lease liabilities	190	207

Maturities of operating lease liabilities are as follows:

	As at	As at
	September 26, 2020	December 31, 2019
2020	19	60
2021	52	44
2022	38	31
2023	27	23
2024	18	17
Thereafter	83	83
Total future undiscounted cash outflows	237	258
Effect of discounting	(47)	(51)
Total lease liabilities	190	207

Operating lease term and discount rate are as follows:

	As at	As at
	September 26, 2020	December 31, 2019
Weighted average remaining lease term (in years)	9.10	9.26
Weighted average discount rate	2.77%	2.79%

Operating lease cost and cash paid for the first nine months of 2020 and 2019 are as follows:

	Nine Months Ended
	September 26, 2020	September 28, 2019
Operating lease cost	48	49
Operating lease cash paid	47	48

Right-of-use assets obtained in exchange for new operating lease liabilities in the first nine months of 2020 and 2019 are as follows:

	Nine Months Ended
	September 26, 2020	September 28, 2019
Operating leases	24	23

20.	Long-Term Investments
	As at	As at
	September 26, 2020	December 31, 2019
Long-term investments	10	11
Total	10	11

Long-term investments are equity securities with no readily determinable fair value for which the Company has elected to apply the cost alternative measurement. It includes principally the Company’s investment in DNP Photomask Europe S.p.A (“DNP”). The Company has identified the joint venture as a VIE, but has determined that it is not the primary beneficiary. The significant activities of DNP revolve around the creation of masks and development of high level mask technology. The Company does not have the power to direct such activities. The Company’s current maximum exposure to losses as a result of its involvement with the joint venture is limited to its investment. The Company has not provided additional financial support in the first nine months of 2020 and currently has no requirement or intent to provide further financial support to the joint venture.

21.	Other Non-Current Assets

Other non-current assets consisted of the following:

	As at	As at
	September 26, 2020	December 31, 2019
Equity securities	23	23
Long-term State receivables	493	358
Deposits and other non-current assets	64	56
Total	580	437

Long-term state receivables include receivables related to funding and receivables related to tax refunds. Funding are mainly public grants to be received from governmental agencies in Italy and France as part of long-term research and development, industrialization and capital investment projects. Long-term receivables related to tax refund correspond to tax benefits claimed by the Company in certain of its local tax jurisdictions, for which collection is expected beyond one year.

During the first nine months of 2020 and 2019, the Company entered into factoring transactions to accelerate the realization in cash of some non-current assets. As at September 26, 2020, $95 million of the non-current assets were sold without recourse, with a financial cost of less than $1 million, as compared to $131 million of the non-current assets sold without recourse in the year-ago period, with a financial cost of less than $1 million.

With the adoption on January 1, 2020 of the ASC 326 accounting guidance, the Company applies a current expected credit losses (CECL) model on all financial assets measured at amortized cost, including deposits, loans and receivables. The major portion of other non-current assets to which the CECL model applies corresponds to long-term State receivables. Due to the existing history of zero-default on receivables originated by governments, the expected credit losses are assumed to be not significant at January 1, 2020 and September 26, 2020. Other non-current assets presented in the table above within the line "Deposits and other non-current assets" are composed of individually insignificant amounts at exposure of default. Consequently, no significant loss allowance was reported on other non-current assets as at adoption date and reporting date.

22.	Long-Term Debt

Long-term debt consisted of the following:

	As at	As at
	September 26, 2020	December 31, 2019
Funding program loans from European Investment Bank:
1.36% due 2020, floating interest rate at Libor + 1.099%	13	13
1.20% due 2020, floating interest rate at Libor + 0.956%	28	28
0.37% due 2020, floating interest rate at Euribor + 0.817%	15	14
1.45% due 2021, floating interest rate at Libor + 0.525%	60	60
1.15% due 2021, floating interest rate at Libor + 0.572%	58	58
0.40% due 2028, floating interest rate at Euribor + 0.589%	267	258
0.22% due 2029, floating interest rate at Euribor + 0.564%	257	275
Dual tranche senior unsecured convertible bonds
Zero-coupon due 2022 (Tranche A)	141	700
0.25% due 2024 (Tranche B)	669	654
Zero-coupon due 2025 (Tranche A)	700	—
Zero-coupon due 2027 (Tranche B)	657	—
Other funding program loans:
0.41% (weighted average), due 2020-2023, fixed interest rate	—	12
Total long-term debt	2,865	2,072
Less current portion	(983)	(173)
Total long-term debt, less current portion	1,882	1,899

On July 3, 2017, the Company issued a $1.5 billion principal amount of dual tranche senior unsecured convertible bonds (Tranche A and Tranche B for $750 million each tranche), due 2022 and 2024, respectively. Tranche A bonds were issued at 101.265% as zero-coupon bonds while Tranche B bonds were issued at par and bear a 0.25% per annum nominal interest, payable semi-annually. The conversion price at issuance was $20.54 dollar, equivalent to a 37.5% premium on both tranches, which corresponds to 9,737 equivalent shares per each $200,000 bond par value. The bonds are convertible by the bondholders or are callable by the issuer upon certain conditions, on a net-share settlement basis, except if the issuer elects a full-cash or full-share conversion as an alternative settlement. The net proceeds from the bond offering were $1,502 million, after deducting issuance costs payable by the Company. Proceeds were allocated between debt and equity by measuring first the liability component and then determining the equity component as a residual amount. The liability component was measured at fair value based on a discount rate adjustment technique (income approach), which corresponded to a Level 3 fair value hierarchy measurement. The fair value of the liability component at initial recognition totaled $1,266 million before allocation of issuance costs, and was estimated by calculating the present value of cash flows using a discount rate of 2.70% and 3.28% (including 0.25% per annum nominal interest), respectively, on each tranche, which were determined to be consistent with the market rates at the time for similar instruments with no conversion rights. An amount of $242 million, net of allocated issuance costs of $1 million, was recorded in shareholders’ equity as the value of the conversion features of the instruments.

The call option available to the Company for the early redemption of Tranche A was exercised in July 2020. As a consequence, bondholders exercised their conversion rights on full Tranche A. As the Company elected to net share settle the bonds, each conversion exercised by the bondholders followed the process defined in the original terms and conditions of the senior unsecured convertible bonds, which determined the actual number of shares to be transferred upon each conversion. The Company settled the bonds upon conversion, by redeeming through cash the $750 million principal amount, of which $609 million were paid in the third quarter of 2020, and by settling the residual consideration through the delivery of 11.4 million treasury shares, of which 9.2 million were released in the third quarter of 2020. The net-share settlement was fully completed as of October 1, 2020. The Company allocated the total consideration transferred between debt and equity by measuring at fair value the liability component of Tranche A prior to settlement, then determining the equity component as a residual amount. The liability component was measured at fair value based on a discount rate adjustment technique (income approach), which corresponded to a Level 3 fair value hierarchy measurement and consisted in calculating the present value of cash flows using an average estimated discount rate of 0.8%, which fairly approximated current market rates for similar bonds that have no conversion rights. The fair value of the liability component as measured prior to extinguishment was $739 million for the full Tranche A, which generated a loss amounting to $25 million reported on the line “Loss on financial instruments, net” in the consolidated statement of income for the period ended September 26, 2020.

In line with the contractual terms of the convertible bonds, bondholders have full conversion rights on Tranche B, which original maturity is 2024, starting July 26, 2021. Therefore, the liability component of Tranche B was reclassified as short-term debt on the consolidated balance sheet as at September 26, 2020.

On August 4, 2020, the Company issued a $1.5 billion principal amount of dual tranche senior unsecured convertible bonds (Tranche A and Tranche B for $750 million each tranche), due 2025 and 2027, respectively. Tranche A bonds were issued at 105.8% as zero-coupon bonds while Tranche B bonds were issued at 104.5% as zero-coupon bonds. The conversion price at issuance was $43.62 for Tranche A equivalent to a 47.5% conversion premium and $45.10 for Tranche B, equivalent to a 52.5% conversion premium. These conversion features correspond to an equivalent of 4,585 shares per each Tranche A bond $200,000 par value and an equivalent of 4,435 shares per each Tranche B bond $200,000 par value. The bonds are convertible by the bondholders or are callable by the issuer upon certain conditions, on a net-share settlement basis, except if the issuer elects a full-cash or full-share conversion as an alternative settlement. The net proceeds from the bond offering were $1,567 million, after deducting issuance costs paid by the Company. Proceeds were allocated between debt and equity by measuring first the liability component and then determining the equity component as a residual amount. The liability component was measured at fair value based on a discount rate adjustment technique (income approach), which corresponded to a Level 3 fair value hierarchy measurement. The fair value of the liability component at initial recognition totaled $1,362 million before allocation of issuance costs and deferred tax effect, and was estimated by calculating the present value of cash flows using a discount rate of 1.30% and 1.85%, respectively, on each tranche, which were determined to be consistent with the market rates at the time for similar instruments with no conversion rights. An amount of $215 million, before allocation of $1 million issuance costs and $30 million deferred tax effect, was recorded in shareholders’ equity as the value of the conversion features of the instruments.

Unamortized debt discount and issuance costs on the issued convertible debt totaled $224 million as at September 26, 2020. As at September 26, 2020, the Company stock price exceeded the conversion price of the senior unsecured convertible bonds issued on July 3, 2017 and did not exceed the conversion price of the senior unsecured convertible bonds issued on August 4, 2020.

The Company’s long-term debt contained standard conditions but does not impose minimum financial ratios. Committed credit facilities amounted to $1.2 billion as of September 26, 2020, including a €500 million long-term line signed with the EIB in the first quarter of 2020, undrawn as at September 26, 2020.

23.	Post-Employment and Other Long-Term Employee Benefits

The Company and its subsidiaries have a number of defined benefit pension plans, mainly unfunded, and other long-term employees’ benefits covering employees in various countries. The defined benefit plans provide pension benefits based on years of service and employee compensation levels. The other long-term employees’ plans provide benefits due during the employees’ period of service after certain seniority levels. The Company uses a December 31 measurement date for its plans. Eligibility is generally determined in accordance with local statutory requirements. For the Italian termination indemnity plan (“TFR”) generated before July 1, 2007, the Company continues to measure the vested benefits to which Italian employees are entitled as if they left the Company on September 26, 2020, in compliance with U.S. GAAP guidance on determining vested benefit obligations for defined benefit pension plans.

The components of the net periodic benefit cost included the following:

	Pension Benefits		Pension Benefits
	Three Months Ended		Nine Months Ended
	September 26, 2020	September 28, 2019	September 26, 2020	September 28, 2019
Service cost	(8)	(7)	(24)	(21)
Interest cost	(5)	(6)	(15)	(19)
Expected return on plan assets	6	5	17	16
Amortization of actuarial net (loss) gain	(3)	(2)	(9)	(7)
Settlements	—	(2)	(1)	(2)
Net periodic benefit cost (1)	(10)	(12)	(32)	(33)

(1)

Defined benefit plan expense components other than service cost, representing $8 million and $12 million in the first nine months of 2020 and 2019, respectively, were recognized outside Operating income in “Other components of pension benefit costs” in the Consolidated Statements of Income. Service cost was recognized within Operating income.

	Other long-term benefits		Other long-term benefits
	Three Months Ended		Nine Months Ended
	September 26, 2020	September 28, 2019	September 26, 2020	September 28, 2019
Service cost	(1)	(1)	(3)	(3)
Interest cost	—	—	(1)	(1)
Net periodic benefit cost	(1)	(1)	(4)	(4)

Employer contributions paid and expected to be paid in 2020 are consistent with the amounts disclosed in the consolidated financial statements for the year ended December 31, 2019.

24.	Dividends

The Annual General Meeting of Shareholders held on June 17, 2020 authorized the distribution of a cash dividend of $0.168 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of $0.042 in each of the second, third and fourth quarters of 2020 and first quarter of 2021. The amount of $35 million corresponding to the first installment and $34 million corresponding to the second installment were paid during the first nine months of 2020. The remaining portion of the second installment and the cash dividend corresponding to the last two installments totaled $82 million and are presented in the line “Dividends payable to stockholders” in the consolidated balance sheet as of September 26, 2020.

The Annual General Meeting of Shareholders held on May 31, 2019 authorized the distribution of a cash dividend of $0.24 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of $0.06 in each of the second, third and fourth quarters of 2019 and first quarter of 2020. The amount of $53 million corresponding to the first installment, $53 million corresponding to the second installment and $48 million corresponding to the third installment were paid as of December 31, 2019. The remaining portion of the third installment amounting to $6 million and the fourth installment of $53 million were paid in the first half of 2020.

The Annual General Meeting of Shareholders held on May 31, 2018 authorized the distribution of a cash dividend of $0.24 per outstanding share of the Company’s common stock, to be distributed in quarterly installments of $0.06 in each of the second, third and fourth quarters of 2018 and first quarter of 2019. The amount of $54 million corresponding to the first installment, $54 million corresponding to the second installment and $48 million corresponding to the third installment were paid as of December 31, 2018. The remaining portion of the third installment amounting to $6 million and the fourth installment of $54 million were paid in the first half of 2019.

25.	Treasury Stock

As of September 26, 2020, the Company owned 8,055,022 shares classified as treasury stock in the consolidated statement of equity compared to 19,752,431 shares as of December 31, 2019.

The treasury shares have been originally designated for allocation under the Company’s share-based remuneration programs of unvested shares. As of September 26, 2020, 60,431,054 of these treasury shares were transferred to employees under the Company’s share-based remuneration programs, of which 7,206,942 were transferred in the first nine months of 2020.

During the first nine months of 2020, the Company also repurchased 4.8 million shares of its common stock for a total of $125 million under the share buy-back program announced on November 5, 2018.

As described in Note 22, bondholders exercised in the third quarter of 2020 their conversion rights on full Tranche A of the senior unsecured convertible bonds issued on July 3, 2017, which the Company elected to net-share settle. The full settlement of Tranche A represented 11.4 million shares, of which 9.2 million were released from treasury shares as of September 26, 2020.

26.	Contingencies, Claims and Legal Proceedings

The Company is subject to possible loss contingencies arising in the ordinary course of business. These include but are not limited to: product liability claims and/or warranty cost on the products of the Company, contractual disputes, indemnification claims, claims for unauthorized use of third-party intellectual property, employee grievances, tax claims beyond assessed uncertain tax positions as well as claims for environmental damages. In determining loss contingencies, the Company considers the likelihood of impairing an asset or the incurrence of a liability at the date of the consolidated financial statements as well as the ability to reasonably estimate the amount of such loss. The Company records a provision for a loss contingency when information available before the consolidated financial statements are issued or are available to be issued indicates that it is probable that an asset has been impaired or a liability has been incurred at the date of the consolidated financial statements and when the amount of loss can be reasonably estimated. The Company regularly re-evaluates claims to determine whether provisions need to be readjusted based on the most current information available to the Company. Changes in these evaluations could result in an adverse material impact on the Company’s results of operations, cash flows or its financial position for the period in which they occur.

The Company has received and may in the future receive communications alleging possible infringements of third party patents or other third party intellectual property rights. Furthermore, the Company from time to time enters into discussions regarding a broad patent cross license arrangement with other industry participants. There is no assurance that such discussions may be brought to a successful conclusion and result in the intended agreement. The Company may become involved in costly litigation brought against the Company regarding patents, mask works, copyrights, trademarks or trade secrets. In the event that the outcome of any litigation would be unfavorable to the Company, the Company may be required to take a license to third party patents and/or other intellectual property rights at economically unfavorable terms and conditions, and possibly pay damages for prior use and/or face an injunction, all of which individually or in the aggregate could have a material adverse effect on the Company’s results of operations, cash flows, financial position and/or ability to compete.

The Company has contractual commitments to various customers which could require the Company to incur costs to repair or replace defective products it supplies to such customer. The duration of these contractual commitments varies and, in certain cases, is indefinite. The Company is otherwise also involved in various lawsuits, claims, inquiries, inspections, investigations and/or proceedings incidental to its business and operations. Such matters, even if not meritorious, could result in the expenditure of significant financial or managerial resources. Any of the foregoing could have a material adverse effect on the Company’s results of operations, cash flows or its financial position.

The Company regularly evaluates claims and legal proceedings together with their related probable losses to determine whether they need to be adjusted based on the current information available to the Company. There can be no assurance that its recorded reserves will be sufficient to cover the extent of its potential liabilities. Legal costs associated with claims are expensed as incurred. In the event of litigation which is adversely determined with respect to the Company’s interests, or in the event the Company needs to change its evaluation of a potential third-party claim, based on new evidence or communications, a material adverse effect could impact its operations or financial condition at the time it were to materialize.

As of September 26, 2020, provisions for estimated probable losses with respect to claims and legal proceedings were not considered material.

27.	Derivative Instruments and Risk Management

The Company is exposed to changes in financial market conditions in the normal course of business due to its operations in different foreign currencies and its ongoing investing and financing activities. The Company’s activities expose it to a variety of financial risks, such as market risk, credit risk and liquidity risk. The Company uses derivative financial instruments to hedge certain risk exposures. The primary risk managed by using derivative instruments is foreign currency exchange risk.

Foreign currency exchange risk

Currency forward contracts and currency options are entered into to reduce exposure to changes in exchange rates on the denomination of certain assets and liabilities in foreign currencies at the Company's subsidiaries and to manage the foreign exchange risk associated with certain forecasted transactions.

Derivative Instruments Not Designated as a Hedge

The Company conducts its business on a global basis in various major international currencies. As a result, the Company is exposed to adverse movements in foreign currency exchange rates, primarily with respect to the Euro. Foreign exchange risk mainly arises from future commercial transactions and recognized assets and liabilities in the Company’s subsidiaries. Management has set up a policy to require the Company’s subsidiaries to hedge their entire foreign exchange risk exposure with the Company through financial instruments transacted or overseen by Corporate Treasury. To manage their foreign exchange risk arising from foreign-currency-denominated assets and liabilities, the Company and its subsidiaries use forward contracts and purchased currency options. Foreign exchange risk arises from exchange rate fluctuations on assets and liabilities denominated in a currency that is not the entity’s functional currency. These instruments do not qualify as hedging instruments for accounting purposes and are marked-to-market at each period-end with the associated changes in fair value recognized in “Other income and expenses, net” in the consolidated statements of income.

Cash Flow Hedge

To further reduce its exposure to U.S. dollar exchange rate fluctuations, the Company hedges through the use of currency forward contracts and currency options, including collars, certain Euro-denominated forecasted intercompany transactions that cover at reporting date a large part of its research and development, selling, general and administrative expenses as well as a portion of its front-end manufacturing costs of semi-finished goods within cost of sales. The Company also hedges through the use of currency forward contracts certain forecasted manufacturing transactions denominated in Singapore dollars.

These derivative instruments are designated as and qualify for cash flow hedge. They are reflected at fair value in the consolidated balance sheets. The criteria for designating a derivative as a hedge include the instrument’s effectiveness in risk reduction and, in most cases, a one-to-one matching of the derivative instrument to its underlying transaction, which enables the Company to conclude, based on the fact that the critical terms of the hedging instruments match the terms of the hedged transactions, that changes in cash flows attributable to the risk being hedged are expected to be completely offset by the hedging derivatives. Currency forward contracts and currency options, including collars, used as hedges are highly effective at reducing the Euro/U.S. dollar and the Singapore dollar/U.S. dollar currency fluctuation risk and are designated as a hedge at the inception of the contract and on an ongoing basis over the duration of the hedge relationship. Effectiveness on transactions hedged through purchased currency options and collars is measured on the full fair value of the instrument, including the time value of the options. Ineffectiveness appears if the hedge relationship is not perfectly effective or if the cumulative gain or loss on the derivative hedging instrument exceeds the cumulative change on the expected cash flows on the hedged transactions. The whole change in fair value recorded on the hedging instrument is reported as a component of “Accumulated other comprehensive income (loss)” in the consolidated statements of equity and is reclassified into earnings in the same period in which the hedged transaction affects earnings, and within the same consolidated statement of income line item as the impact of the hedged transaction.

The principles regulating the hedging strategy for derivatives designated as cash flow hedge are established as follows: (i) for R&D and Corporate costs, up to 80% of the total forecasted transactions; (ii) for manufacturing costs, up to 70% of the total forecasted transactions. The maximum length of time over which the Company could hedge its exposure to the variability of cash flows for forecasted transactions is 24 months.

As at September 26, 2020, the Company had the following outstanding derivative instruments that were entered into to hedge Euro-denominated and Singapore dollar-denominated forecasted transactions:

In millions of Euros	Notional amount for hedge on forecasted R&D and other operating expenses	Notional amount for hedge on forecasted manufacturing costs
Forward contracts	198	332
Currency collars	239	285

In millions of Singapore dollars	Notional amount for hedge on forecasted R&D and other operating expenses	Notional amount for hedge on forecasted manufacturing costs
Forward contracts	—	130

Cash flow and fair value interest rate risk

The Company’s interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Company to cash flow interest rate risk. Borrowings issued at fixed rates expose the Company to fair value interest rate risk. The Company analyzes its interest rate exposure on a dynamic basis. Various scenarios are simulated taking into consideration refinancing, renewal of existing positions, alternative financing and hedging. The Company invests primarily on a short-term basis and as such the Company’s liquidity is invested in floating interest rate instruments. As a consequence, the Company is exposed to interest rate risk due to potential mismatch between the return on its short-term floating interest rate investments and the portion of its long-term debt issued at fixed rate.

Credit risk

The expected credit loss and impairment methodology applied on each category of financial assets following the adoption of new ASC 326 guidance is further described in each respective note. While cash and cash equivalents are also subject to ASC 326 new requirements, the identified expected credit loss is deemed to be immaterial. The maximum exposure for all financial assets is their carrying amount.

Credit risk is the risk that a counterparty will not meet its obligations under a financial instrument or customer contract leading to a financial loss. Credit risk typically arises from cash and cash equivalents, contractual cash flows of debt investments carried at amortized cost, the counterparty of derivative financial instruments and deposits with banks and financial institutions, as well as credit exposure to customers, including outstanding receivables.

The Company is exposed to credit risk from its operating activities (primarily for trade receivables) and from its financing activities, including deposits with banks and financial institutions, foreign exchange transactions and other financial instruments. Credit risk is managed on the Group basis. The Company selects banks and/or financial institutions that operate with the Company based on the criteria of long-term rating from at least two major Rating Agencies and keeping a maximum outstanding amount per instrument with each bank not to exceed

20% of the total. For derivative financial instruments, management has established limits so that, at any time, the fair value of contracts outstanding is not concentrated with any individual counterparty.

The Company monitors the creditworthiness of its customers to which it grants credit terms in the normal course of business. If certain customers are independently rated, these ratings are used. Otherwise, if there is no independent rating, risk control assesses the credit quality of the customer, considering its financial position, past experience and other factors. Individual risk limits are set based on internal and external ratings in accordance with limits set by management. The utilization of credit limits is regularly monitored. Sales to customers are primarily settled in cash, which mitigates credit risk. There is no major concentration of credit risk, whether through exposure to individual customers, specific industry sectors or regions. Any remaining concentrations of credit risk with respect to trade receivables are limited due to the large number of customers and their dispersion across many geographic areas.

The Company’s investments in debt instruments primarily include U.S. Treasury Bonds and long-term receivables towards government bodies. As such, they are investments with immaterial credit loss. Any remaining receivable is of low credit risk and is individually not significant. The credit ratings of the investments are monitored for credit deterioration.

Other market risk

For a complete description of exposure to market risks, these interim financial statements should be read in conjunction with the Consolidated Financial Statements in the Company’s Annual Report on Form 20-F for the year ended December 31, 2019.

Information on fair value of derivative instruments and their location in the consolidated balance sheets as at September 26, 2020 and December 31, 2019 is presented in the table below:

		As at	As at
		September 26, 2020	December 31, 2019
Asset Derivatives	Balance sheet location	Fair value	Fair value
Derivatives designated as a hedge:
Foreign exchange forward contracts	Other current assets	21	4
Currency collars	Other current assets	7	1
Total derivatives designated as a hedge:		28	5
Derivatives not designated as a hedge:
Foreign exchange forward contracts	Other current assets	7	3
Total derivatives not designated as a hedge:		7	3
Total Derivatives		35	8

		As at	As at
		September 26, 2020	December 31, 2019
Liability Derivatives	Balance sheet location	Fair value	Fair value
Derivatives designated as a hedge:
Foreign exchange forward contracts	Other payables and accrued liabilities	(3)	(4)
Currency collars	Other payables and accrued liabilities	(2)	(2)
Total derivatives designated as a hedge:		(5)	(6)
Derivatives not designated as a hedge:
Foreign exchange forward contracts	Other payables and accrued liabilities	(1)	(1)
Total derivatives not designated as a hedge:		(1)	(1)
Total Derivatives		(6)	(7)

The effect on the consolidated statements of income for the three and nine months ended September 26, 2020 and September 28, 2019, respectively, and on the “Accumulated Other comprehensive income (loss)” (“AOCI”) as reported in the statements of equity as at September 26, 2020 and December 31, 2019 of derivative instruments designated as cash flow hedge is presented in the table below:

	Gain (loss) deferred in OCI on derivative		Location of gain (loss) reclassified from OCI into earnings	Gain (loss) reclassified from OCI into earnings
	Three Months Ended			Three Months Ended		Nine Months Ended
	September 26, 2020	December 31, 2019		September 26, 2020	September 28, 2019	September 26, 2020	September 28, 2019
Foreign exchange forward contracts	14	(1)	Cost of sales	3	(7)	(10)	(28)
Foreign exchange forward contracts	1	—	Selling, general and administrative	1	(1)	—	(3)
Foreign exchange forward contracts	6	(1)	Research and development	3	(3)	(1)	(12)
Currency collars	4	(1)	Cost of sales	—	(5)	(4)	(13)
Currency collars	—	—	Selling, general and administrative	—	—	(1)	(2)
Currency collars	2	—	Research and development	1	(1)	(1)	(5)
Total	27	(3)		8	(17)	(17)	(63)

A total $27 million gain deferred as at September 26, 2020 in AOCI is expected to be reclassified to earnings within the next twelve months.

No amount was excluded from effectiveness measurement on foreign exchange forward contracts and currency collars. No ineffective portion of the cash flow hedge relationships was recorded on the hedge transactions that were settled in the first nine months of 2020 and 2019. No ineffectiveness is to be reported on hedge transactions outstanding as at September 26, 2020.

The effect on the consolidated statements of income for the three and nine months ended September 26, 2020 and September 28, 2019 of derivative instruments not designated as a hedge is presented in the table below:

	Location of gain (loss) recognized in earnings	Gain (loss) recognized in earnings
		Three Months Ended		Nine Months Ended
		September 26, 2020	September 28, 2019	September 26, 2020	September 28, 2019
Foreign exchange forward contracts	Other income and expenses, net	(3)	(1)	(10)	3
Total		(3)	(1)	(10)	3

The Company did not enter into any derivative instrument containing credit-risk-related contingent features.

The Company entered into currency collars as combinations of two options, which are reported, for accounting purposes, on a net basis. The fair value of these collars represented assets for a net amount of $7 million (composed of $8 million asset with a $1 million liability) as at September 26, 2020. The fair value of these collars represented liabilities for a net amount of $2 million (composed of $1 million asset with a $3 million liability) as at September 26, 2020. In addition, the Company entered into other derivative instruments, primarily forward contracts, which are governed by standard International Swaps and Derivatives Association (“ISDA”) agreements and are compliant with Protocols of the European Market Infrastructure Regulation (“EMIR”), which are not offset in the statement of financial position, and representing total assets of $28 million and total liabilities of $4 million as at September 26, 2020.

28.	Fair Value Measurements

The table below details financial assets (liabilities) measured at fair value on a recurring basis as at September 26, 2020:

		Fair Value Measurements using
	September 26, 2020	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Marketable securities – U.S. Treasury debt securities	134	134	—	—
Short-term deposits	679	679	—	—
Equity securities measured at fair value through earnings	23	23	—	—
Derivative assets designated as cash flow hedge	28	—	28	—
Derivative assets not designated as cash flow hedge	7	—	7	—
Derivative liabilities designated as cash flow hedge	(5)	—	(5)	—
Derivative liabilities not designated as cash flow hedge	(1)	—	(1)	—
Deferred consideration on business acquisitions	145	—	—	145
Total	1,010	836	29	145

The table below details financial assets (liabilities) measured at fair value on a recurring basis as at December 31, 2019:

		Fair Value Measurements using
	December 31, 2019	Quoted Prices in Active Markets for Identical Assets (Level 1)	Significant Other Observable Inputs (Level 2)	Significant Unobservable Inputs (Level 3)

Marketable securities – U.S. Treasury debt securities	133	133	—	—
Short-term deposits	4	4	—	—
Equity securities measured at fair value through earnings	23	23	—	—
Derivative assets designated as cash flow hedge	5	—	5	—
Derivative assets not designated as cash flow hedge	3	—	3	—
Derivative liabilities designated as cash flow hedge	(6)	—	(6)	—
Derivative liabilities not designated as cash flow hedge	(1)	—	(1)	—
Total	161	160	1	—

For liabilities measured at fair value on a recurring basis using significant unobservable inputs (Level 3), the reconciliation between January 1, 2020 and September 26, 2020 is presented as follows:

Fair Value Measurements using Significant Unobservable Inputs (Level 3)
January 1, 2020	—
Contingent consideration on business combinations	(145)
September 26, 2020	(145)

The fair value measurement of the deferred consideration recorded on the business acquisitions concluded in the first nine months of 2020 has been determined jointly with independent experts as part of the preliminary purchase price allocation. The contingent consideration reported as noncurrent liabilities on the consolidated balance sheets as of September 26, 2020 is based on the probability that the milestones defining the variable components of the consideration will be achieved.

No asset (liability) was measured at fair value on a recurring basis using significant unobservable inputs (Level 3) as of September 28, 2019.

No asset (liability) was measured at fair value on a non-recurring basis using significant unobservable inputs (Level 3) as at September 26, 2020 and September 28, 2019 respectively.

In the first nine months ended September 26, 2020, the Company closed the acquisition of French Gallium Nitride (GaN) innovator Exagan and the acquisitions of the entire share capital of Ultra Wide Band specialist BeSpoon, of the cellular IoT connectivity assets of Riot Micro and of the radio-frequency assets of Somos, as detailed in Note 15. For these acquisitions, the purchase price allocation on the assets acquired and liabilities assumed, measured at fair value, was determined by the Company with the assistance of a third party. This corresponded to a Level 3 fair value measurement hierarchy. The main asset that was identified separately corresponded to technologies and amounted to $117 million. The fair value of the intangible asset was determined using the multi-period excess earnings method, consisting in discounting at a discount rate, which approximates 9%, the future earnings attributable to the asset.

On August 4, 2020, the Company issued a $1.5 billion principal amount of dual tranche senior unsecured convertible bonds (Tranche A and Tranche B for $750 million each tranche), due 2025 and 2027, respectively. Proceeds were allocated between debt and equity by measuring first the liability component and then determining the equity component as a residual amount. The liability component was measured at fair value based on a discount rate adjustment technique (income approach), which corresponded to a Level 3 fair value hierarchy measurement. The fair value of the liability component at initial recognition totaled $1,362 million before allocation of issuance costs and deferred tax effect, and was estimated by calculating the present value of cash flows using a discount rate of 1.30% and 1.85%, respectively, on each tranche. These applied discount rates were determined to be consistent with the market rates at the time for similar instruments with no conversion rights.

The call option available to the Company for the early redemption of Tranche A of the senior unsecured convertible bonds issued on July 3, 2017 was exercised in July 2020. As a consequence, bondholders exercised their conversion rights on full tranche A. The Company allocated the total consideration transferred between debt and equity by measuring at fair value the liability component of Tranche A prior to settlement, then determining the equity component as a residual amount. The liability component was measured at fair value based on a discount rate adjustment technique (income approach), which corresponded to a Level 3 fair value hierarchy measurement and consisted in calculating the present value of cash flows using an average estimated discount rate of 0.8%, which fairly approximated current market rates for similar bonds that have no conversion rights.

Further description on the senior unsecured convertible bonds issued by the Company is provided in Note 22, Long-term debt.

The following table includes additional fair value information on other financial assets and liabilities as at September 26, 2020 and December 31, 2019:

		As at		As at
		September 26, 2020		December 31, 2019
	Level	Carrying Amount	Estimated Fair Value	Carrying Amount	Estimated Fair Value
Cash equivalents(1)	1	2,347	2,347	1,691	1,691
Long-term debt
- Bank loans (including current portion)	2	698	698	718	718
- Senior unsecured convertible bonds issued on July 3, 2017 (Tranche A)(2)	3	141	139	700	1,030
- Senior unsecured convertible bonds issued on July 3, 2017 (Tranche B)(3)	1	669	1,116	654	1,073
- Senior unsecured convertible bonds issued on August 4, 2020 (4)	1	1,357	1,611	—	—

(1)	Cash equivalents primarily correspond to deposits at call with banks.
(2)

The $1,030 million fair value of Tranche A as of December 31, 2019 represented the market price of the bonds trading on the Frankfurt Stock Exchange, which corresponded to a Level 1 fair value measurement. Following the exercise by the bondholders of their conversion rights in the third quarter of 2020, no observable market price was available on Tranche A as of September 26, 2020. Consequently, the $139 million fair value of Tranche A indicated in the table above was estimated based on an income approach, which corresponded to a Level 3 fair value measurement. The $141 million carrying amount of Tranche A as reported above corresponded to the principal amount of the outstanding bonds that were not settled as of September 26, 2020.

(3)

The carrying amount of Tranche B senior unsecured convertible bonds issued on July 3, 2017 as reported above corresponds to the liability component only, since, at initial recognition, the value of the equity instrument embedded in the issued convertible bonds was recorded directly in shareholders’ equity. The initial recognition and subsequent measurements of the convertible bonds are further described in Note 22.

(4)

The carrying amount of the senior unsecured convertible bonds issued on August 4, 2020 as reported above corresponds to the liability component only, since, at initial recognition, an amount of $215 million before allocation of issuance costs and deferred tax effect was recorded directly in shareholders’ equity as the value of the equity instrument embedded in the issued convertible bonds.  The initial recognition of the convertible bonds is further described in Note 22.

The senior unsecured convertible bonds have been trading on the open market segment of the Frankfurt Stock Exchange since their issuance on July 3, 2017 and August 4, 2020. The fair value of these instruments is the observable price of the bonds on that market, except for Tranche A of the senior unsecured convertible bonds issued on July 3, 2017, when measured as of September 26, 2020. For Tranche A of the senior unsecured convertible bonds issued on July 3, 2017, no market price was available on the Frankfurt Stock Exchange as of September 26, 2020, following the exercise by the Company of the call option for the early redemption of the whole Tranche and the subsequent conversion of the bonds by the bondholders during the third quarter of 2020.  Fair value was estimated based on an income approach, which corresponds to a Level 3 measurement, consisting in discounting at current market rate for an equivalent nonconvertible debt the zero-coupon principal amount based on its 2022 original maturity.

The Company did not report securities that were in an unrealized loss position as at September 26, 2020 and December 31, 2019.

The methodologies used to estimate fair value are as follows:

Debt securities classified as available-for-sale

The fair value of these debt securities is estimated based upon quoted market prices for identical instruments.

Foreign exchange forward contracts, currency options and collars

The fair value of these instruments is estimated based upon quoted market prices for similar instruments.

Equity securities measured at fair value through earnings

The fair value of these instruments is estimated based upon quoted market prices for identical instruments.

Equity securities carried at cost as a measurement alternative

The non-recurring fair value measurement is based on the valuation of the underlying investments on a new round of third-party financing or upon liquidation.

Long-term debt and current portion of long-term debt

The fair value of bank loans is determined by estimating future cash flows on a borrowing-by-borrowing basis and discounting these future cash flows using the Company's incremental borrowing rates for similar types of borrowing arrangements.

Cash and cash equivalents, short-term deposits, accounts receivable, short-term borrowings, and accounts payable

The carrying amounts reflected in the consolidated financial statements are reasonable estimates of fair value due to the relatively short period of time between the origination of the instruments and their expected realization.

29.	Revenues
29.1	Nature of goods and services

The Company designs, develops, manufactures and markets a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full-custom devices and semi-custom devices and application specific standard products (“ASSPs”) for analog, digital and mixed-signal applications. In addition, the Company participates in the manufacturing value chain of Smartcard products, which includes the production and sale of both silicon chips and Smartcards.

The principal activities – separated by reportable segments – from which the Company generates its revenues are described in Note 30.

Other revenues consist of license revenue, service revenue related to transferring licenses, patent royalty income, sale of scrap materials and manufacturing by-products.

While the majority of the Company’s sales agreements contain standard terms and conditions, the Company may, from time to time, enter into agreements that contain multiple performance obligations or terms and conditions. Those agreements concern principally the revenues from services, where the performance obligation is satisfied over time. The objective when allocating the transaction price is to allocate the transaction price to each performance obligation (or distinct good or service) in an amount that depicts the amount of consideration to which the Company expects to be entitled in exchange for transferring the promised goods or services to the customer.

29.2	Revenue recognition and disaggregation

The Company recognizes revenue from products sold to a customer, including distributors, when it satisfies a performance obligation at a point in time by transferring control over a product to the customer. This usually occurs at the time of shipment. The performance obligations linked to the sale of goods contracts have the original expected length of less than one year. The transaction price is determined based on the contract terms, adjusted for price protection if applicable. The revenues from services are usually linked to performance obligations transferred over time and are recognized in line with the contract terms.

The payment terms typically range between 30 and 90 days.

The Company’s consolidated net revenues disaggregated by product group are presented in Note 30. The following tables present the Company’s consolidated net revenues disaggregated by geographical region of shipment, nature and market channel:

	Three Months Ended		Nine Months Ended
	September 26, 2020	September 28, 2019	September 26, 2020	September 28, 2019
Net revenues by geographical region of shipment(1)
EMEA	495	549	1,380	1,727
Americas	289	326	820	990
Asia Pacific	1,882	1,678	4,784	4,085
Total revenues	2,666	2,553	6,984	6,802
Net revenues by nature
Revenues from sale of products	2,624	2,521	6,882	6,679
Revenues from sale of services	39	26	93	100
Other revenues	3	6	9	23
Total revenues	2,666	2,553	6,984	6,802
Net revenues by market channel(2)
Original Equipment Manufacturers (“OEM”)	1,977	1,840	5,027	4,731
Distribution	689	713	1,957	2,071
Total revenues	2,666	2,553	6,984	6,802

(1)

Net revenues by geographical region of shipment are classified by location of customer invoiced or reclassified by shipment destination in line with customer demand. For example, products ordered by U.S.-based companies to be invoiced to Asia Pacific affiliates are classified as Asia Pacific revenues.

(2)

Original Equipment Manufacturers (“OEM”) are the end-customers to which the Company provides direct marketing application engineering support, while Distribution customers refers to the distributors and representatives that the Company engages to distribute its products around the world.

29.3	Practical Expedients and Exemptions

The Company does not disclose the value of unsatisfied performance obligations for (i) contracts with an original expected length of one year or less and (ii) contracts for which the Company recognizes revenue at the amount to which the Company has the right to invoice for services performed.

30.	Segment Reporting

The Company designs, develops, manufactures and markets a broad range of products, including discrete and standard commodity components, application-specific integrated circuits (“ASICs”), full custom devices and semi-custom devices and application-specific standard products (“ASSPs”) for analog, digital, and mixed-signal applications. In addition, the Company further participates in the manufacturing value chain of Smartcard products, which includes the production and sale of both silicon chips and Smartcards.

The Company’s reportable segments are as follows:

•	Automotive and Discrete Group (ADG), comprised of dedicated automotive ICs (both digital and analog), and discrete and power transistor products for all market segments.
•

Analog, MEMS and Sensors Group (AMS), comprised of low-power high-end analog ICs (both custom and general purpose) for all markets, smart power products for Industrial, Computer and personal electronics markets, Touch Screen Controllers, Low Power Connectivity solutions (both wireline and wireless) for IoT, power conversion products, metering solutions for Smart Grid, specialized imaging sensors and modules, and all MEMS products for sensors or Actuators.

•

Microcontrollers and Digital ICs Group (MDG), comprised of general purpose and secure microcontrollers, EEPROM memories, Digital ASICs, Aerospace & Defense products including components for microwave and millimeter wave.

For the computation of the segments’ internal financial measurements, the Company uses certain internal rules of allocation for the costs not directly chargeable to the segments, including cost of sales, selling, general and administrative expenses and a part of research and development expenses. In compliance with the Company’s internal policies, certain costs are not allocated to the segments, but reported in “Others”. Those include impairment, restructuring charges and other related closure costs, management reorganization expenses, unused capacity charges, including reduced manufacturing activity due to COVID-19, phase-out and start-up costs of certain manufacturing facilities, certain one-time corporate items, strategic and special research and development programs or other corporate-sponsored initiatives, including certain corporate-level operating expenses, patent claims and litigations and certain other miscellaneous charges. In addition, depreciation and amortization expense is part of the manufacturing costs allocated to the segments and is neither identified as part of the inventory variation nor as part of the unused capacity charges; therefore, it cannot be isolated in the costs of goods sold. Finally, R&D grants are allocated to the Company’s segments proportionally to the incurred R&D expenses on the sponsored projects.

Wafer costs are allocated to the segments based on actual cost. From time to time, with respect to specific technologies, wafer costs are allocated to segments based on market price.

The following tables present the Company’s consolidated net revenues and consolidated operating income by reportable segment.

Net revenues by reportable segment:

	Three Months Ended		Nine Months Ended
	September 26, 2020	September 28, 2019	September 26, 2020	September 28, 2019
Automotive and Discrete Group (ADG)	851	894	2,330	2,682
Analog, MEMS and Sensors Group (AMS)	997	968	2,473	2,214
Microcontrollers and Digital ICs Group (MDG)	815	688	2,172	1,896
Total net revenues of product segments	2,663	2,550	6,975	6,792
Others	3	3	9	10
Total consolidated net revenues	2,666	2,553	6,984	6,802

Operating income by reportable segment:

	Three Months Ended		Nine Months Ended
	September 26, 2020	September 28, 2019	September 26, 2020	September 28, 2019
Automotive and Discrete Group (ADG)	49	76	88	244
Analog, MEMS and Sensors Group (AMS)	175	198	408	315
Microcontrollers and Digital ICs Group (MDG)	142	108	330	235
Total operating income of product segments	366	382	826	794
Others(1)	(37)	(46)	(160)	(51)
Total consolidated operating income	329	336	666	743

(1)

Operating income (loss) of Others includes items such as unused capacity charges, including reduced manufacturing activity due to COVID-19, impairment, restructuring charges and other related closure costs, management reorganization costs, phase out and start-up costs, and other unallocated expenses such as: strategic or special research and development programs, certain corporate-level operating expenses, patent claims and litigations, and other costs that are not allocated to product groups, as well as operating earnings of other products.

Reconciliation of operating income of segments to the total operating income:

	Three Months Ended		Nine Months Ended
	September 26, 2020	September 28, 2019	September 26, 2020	September 28, 2019
Total operating income of segments	366	382	826	794
Impairment, restructuring charges and other related closure costs	(2)	—	(12)	(2)
Unused capacity charges	(38)	(28)	(136)	(36)
Other unallocated manufacturing results	3	(12)	(12)	(12)
Gain on sale of non-current assets	—	—	10	6
Strategic and other research and development programs and other non-allocated provisions(1)	—	(6)	(10)	(7)
Total operating loss Others	(37)	(46)	(160)	(51)
Total consolidated operating income	329	336	666	743

(1)	Includes unallocated income and expenses such as certain corporate-level operating expenses and other costs/income that are not allocated to the product segments.

EXHIBIT INDEX

Exhibit	Description
12.1	Certification of Jean-Marc Chery, President and Chief Executive Officer and Sole Member of the Managing Board of STMicroelectronics N.V., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
12.2	Certification of Lorenzo Grandi, President, Finance, Infrastructure and Services and Chief Financial Officer of STMicroelectronics N.V., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
13.1

Certification of Jean-Marc Chery, President and Chief Executive Officer and Sole Member of the Managing Board of STMicroelectronics N.V., and Lorenzo Grandi, President, Finance, Infrastructure and Services and Chief Financial Officer of STMicroelectronics N.V., pursuant to 18 U.S.C. §1350, as adopted by Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

STMicroelectronics N.V.

Date:	November 2, 2020	By:	/s/ Jean-Marc Chery
		Name:	Jean-Marc Chery
		Title:	President and Chief Executive Officer and Sole Member of our Managing Board